Form 10-K/A, Exhibit 13
period 2001-12-31
MERISTAR HOSPITALITY CORP
filed 2002-05-08
CIK 1012967

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

14. Consolidating Financial Information

     The Company and certain subsidiaries of MeriStar Hospitality Operating Partnership, L.P. (MHOP), our subsidiary operating partnership, are guarantors of senior unsecured notes issued by MHOP. MHOP and certain of its subsidiaries are guarantors of the Company's unsecured subordinated notes. We own a one percent general partner interest in MHOP and MeriStar LP, Inc., our wholly-owned subsidiary, owns approximately a 90 percent limited partner interest in MHOP. All guarantees are full and unconditional, and joint and several. Exhibit 99 to this Annual Report on Form 10-K presents supplementary consolidating information for MHOP, including each of the guarantor subsidiaries. This schedule presents MHOP consolidating balance sheets as of December 31, 2001 and 2000, and consolidating statements of operations and cash flows for each of the years in the three-year period ended December 31, 2001.

15. Quarterly Financial Information (Unaudited)

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

16. Supplemental Cash Flow Information

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

17. Subsequent Event

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