Form 10-K, Exhibit 13
period 2002-12-31
MERISTAR HOSPITALITY CORP
filed 2003-03-31
CIK 1012967

Exhibit 13

INDEPENDENT AUDITORS’ REPORT

The Partners

MeriStar Hospitality Operating Partnership, L.P.:

      We have audited the accompanying consolidated balance sheets of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries (the Partnership) as of December 31, 2002 and 2001 and the related consolidated statements of operations, partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule of real estate and accumulated depreciation. These consolidated financial statements and the financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in note 2, the Partnership adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in 2002.

/s/ KPMG LLP

KPMG LLP

Washington, D.C.

February 12, 2003, except as to notes 4 and 15,
  which are as of March 27, 2003

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(Dollars in thousands)

	2002	2001

ASSETS
Investments in hotel properties	$3,057,658	$3,183,677
Accumulated depreciation	(497,721)	(397,380)

	2,559,937	2,786,297
Restricted cash	20,365	21,304
Investments in and advances to affiliates	41,714	41,714
Due from Interstate Hotels & Resorts	—	8,877
Note receivable from Interstate Hotels & Resorts	42,052	36,000
Prepaid expenses and other assets	39,197	39,775
Accounts receivable, net of allowance for doubtful accounts of $848 and $973	56,828	47,178
Cash and cash equivalents	33,889	23,441

	$2,793,982	$3,004,586

LIABILITIES AND PARTNERS’ CAPITAL
Long-term debt	$1,296,597	$1,343,017
Notes payable to MeriStar Hospitality Corporation	357,505	357,117
Accounts payable and accrued expenses	104,677	124,758
Accrued interest	52,907	45,009
Due to Interstate Hotels & Resorts	10,500	—
Other liabilities	15,967	19,844

Total liabilities	1,838,153	1,889,745

Minority interests	2,624	2,639
Redeemable OP units at redemption value, 4,194,925 and 4,508,855 outstanding	38,205	67,012
Partners’ capital — Common OP Units, 45,230,719 and 44,524,147 issued and outstanding	915,000	1,045,190

	$2,793,982	$3,004,586

                                   See accompanying notes to the consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Dollars in thousands, except per unit amounts)

	2002	2001	2000

Revenue:
Hotel operations:
Rooms	$634,920	$689,215	$—
Food and beverage	257,034	265,815	—
Other hotel operations	73,817	80,385	—
Office rental, parking and other revenue	17,682	16,829	8,516
Participating lease revenue	—	5,094	377,424

Total revenue	983,453	1,057,338	385,940

Hotel operating expenses:
Rooms	156,773	167,265	—
Food and beverage	184,913	191,838	—
Other hotel operating expenses	43,003	43,032	—
Office rental, parking and other expenses	3,004	3,057	2,523
Other operating expenses:
Administrative and general	170,456	166,726	9,431
Property operating costs	149,971	156,350	—
Depreciation and amortization	118,765	111,944	106,295
Property taxes, insurance and other	67,732	73,418	46,015
Loss on asset impairments	63,364	32,335	—
Write-down of note receivable with Interstate Hotels & Resorts	14,517	—	—
Loss on fair value of non-hedging derivatives	4,735	6,666	—
Change in fair value of non-hedging derivatives, net of swap payments	4,446	—	—
Write-off of deferred financing costs	3,144	—	—
Swap termination costs	—	9,297	—
Write-down of investment in STS Hotel Net	—	2,112	—
FelCor merger costs	—	5,817	—
Costs to terminate leases with Prime Hospitality Corporation	—	1,315	—

Total operating expenses	984,823	971,172	164,264

Operating (loss) income	(1,370)	86,166	221,676
Interest expense, net	136,429	122,472	117,613

(Loss) income before minority interests, (loss) gain on sale of assets, income taxes, discontinued operations, and extraordinary (loss) gain	(137,799)	(36,306)	104,063
Minority interests	15	48	3
(Loss) gain on sale of assets	—	(2,176)	3,495
Income tax benefit (expense)	1,310	975	(1,522)

(Loss) income from continuing operations	(136,474)	(37,459)	106,039
Discontinued operations:
(Loss) income from discontinued operations before tax (expense) benefit	(34,956)	(4,413)	8,753
Income tax benefit (expense)	611	107	(156)

(Loss) income from discontinued operations	(34,345)	(4,306)	8,597

(Loss) income before extraordinary (loss) gain	(170,819)	(41,765)	114,636

Extraordinary (loss) gain on early extinguishment of debt, net of tax effect of $(50) in 2001 and $50 in 2000	—	(2,720)	3,400

Net (loss) income	$(170,819)	$(44,485)	$118,036

Preferred distributions	$(565)	$(565)	$(565)

Net (loss) income applicable to common unitholders	$(171,384)	$(45,050)	$117,471

Net (loss) income applicable to general partner unitholders	$(157,718)	$(41,487)	$107,378

Net (loss) income applicable to limited partner unitholders	$(13,666)	$(3,563)	$10,093

	2002	2001	2000

Earnings per unit:
Basic:
(Loss) income from continuing operations	$(2.80)	$(0.80)	$2.08
(Loss) income from discontinued operations	(0.71)	(0.09)	0.17
Extraordinary (loss) gain	—	(0.06)	0.07

Net (loss) income	$(3.51)	$(0.95)	$2.32

Diluted:
(Loss) income from continuing operations	$(2.80)	$(0.80)	$2.03
(Loss) income from discontinued operations	(0.71)	(0.09)	0.15
Extraordinary (loss) gain	—	(0.06)	0.06

Net (loss) income	$(3.51)	$(0.95)	$2.24

            See accompanying notes to the consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Dollars in thousands)

	Units

	Issued	Repurchased

Balance at January 1, 2000	47,663,868	(407,400)	$1,203,518
Comprehensive income:
Net income	—	—	118,036
Foreign currency translation adjustment	—	—	(834)

Comprehensive income			117,202

Contributions	132,675	—	1,832
Contribution from general partner related to amortization of unearned stock-based compensation	—	—	3,070
Repurchase of units	—	(3,675,804)	(73,638)
Redemption of OP Units	77,386	—	24
Allocations to redeemable OP Units	589,081	—	(7,506)
Distributions	—	—	(101,730)

Balance at December 31, 2000	48,463,010	(4,083,204)	1,142,772
Comprehensive loss:
Net loss	—	—	(44,485)
Foreign currency translation adjustment	—	—	(1,176)
Derivative instruments transition adjustment	—	—	(2,842)
Change in valuation of hedging derivative instruments	—	—	(2,404)

Comprehensive loss			(50,907)

Contributions	47,559	—	847
Contribution from general partner related to amortization of unearned stock-based compensation	—	—	2,263
Repurchase of units	—	(153,218)	(4,514)
Redemption of OP Units	250,000	—	5,428
Allocations from redeemable OP Units	—	—	24,201
Distributions	—	—	(74,900)

Balance at December 31, 2001	48,760,569	(4,236,422)	1,045,190
Comprehensive loss:
Net loss	—	—	(170,819)
Foreign currency translation adjustment	—	—	205
Reclassification of loss on derivatives due to repayment of hedged debt	—	—	4,735
Change in valuation of hedging derivative instruments	—	—	511

Comprehensive loss			(165,368)

Contributions	480,548	—	3,156
Contribution from general partner related to amortization of unearned stock-based compensation	—	—	1,649
Repurchase of units	—	(87,906)	(1,318)
Redemption of OP Units	313,930	—	6,502
Allocations from redeemable OP Units	—	—	26,533
Distributions	—	—	(1,344)

Balance at December 31, 2002	49,555,047	(4,324,328)	$915,000

            See accompanying notes to the consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Dollars in thousands)

	2002	2001	2000

Operating activities:
Net (loss) income	$(170,819)	$(44,485)	$118,036
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	122,221	116,495	110,688
Loss (gain) on sale of assets, before tax effect	21,197	2,176	(3,495)
Extraordinary loss (gain) on early extinguishment of debt, before tax effect	—	2,770	(3,450)
Loss on asset impairments	78,732	43,582	—
Write-down of note receivable with Interstate Hotels & Resorts	14,517	—	—
Write-off of deferred financing costs	3,144	—	—
Loss on fair value of non-hedging derivatives	4,735	6,666	—
Write-down of investment in STS Hotel Net	—	2,112	—
Minority interests	(15)	(48)	(3)
Amortization of unearned stock-based compensation	4,543	2,263	3,070
Unrealized loss on interest rate swaps recognized in net loss	(7,612)	—	—
Deferred income taxes	(2,038)	(1,454)	636
Changes in operating assets and liabilities:
Accounts receivable	(9,650)	2,855	(1,505)
Prepaid expenses and other assets	(3,401)	(2,039)	6,370
Due from/to Interstate Hotels & Resorts	6,757	13,344	(10,745)
Accounts payable, accrued expenses, accrued interest and other liabilities	(5,571)	5,898	4,486

Net cash provided by operating activities	56,740	150,135	224,088

Investing activities:
Investments in hotel properties	(47,347)	(44,476)	(90,703)
Proceeds from sales of assets	60,650	9,715	24,148
Investments in and advances to affiliates, net	—	—	(2,111)
Hotel operating cash received in lease conversions	—	3,257	—
Net (advances to) payments from Interstate Hotels & Resorts	(7,500)	(36,000)	57,110
Decrease (increase) in restricted cash	939	(1,386)	(2,730)

Net cash provided by (used in) investing activities	6,742	(68,890)	(14,286)

Financing activities:
Deferred financing costs	(4,806)	(18,927)	(1,615)
Proceeds from issuance of long-term debt	305,258	933,250	179,388
Principal payments on long-term debt	(352,466)	(871,467)	(200,028)
Repayments to MeriStar Hospitality Corporation	—	—	(14,362)
Contributions from partners	3,153	847	1,356
Repurchase of units	(1,318)	(4,514)	(73,638)
Distributions paid to partners	(3,060)	(97,539)	(103,274)

Net cash used in financing activities	(53,239)	(58,350)	(212,173)

Effect of exchange rate changes on cash and cash equivalents	205	304	64
Net increase (decrease) in cash and cash equivalents	10,448	23,199	(2,307)
Cash and cash equivalents, beginning of year	23,441	242	2,549

Cash and cash equivalents, end of year	$33,889	$23,441	$242

                      See accompanying notes to the consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(Amounts in thousands, except per unit and unit amounts)

1.	Organization

      MeriStar Hospitality Operating Partnership, L.P. is the subsidiary operating partnership of MeriStar Hospitality Corporation (“MeriStar Hospitality,” which is a real estate investment trust, or REIT). We own a portfolio of upscale, full-service hotels and resorts in the United States and Canada. Our portfolio is diversified geographically and by franchise and brand affiliations. As of December 31, 2002, we owned 107 hotels, with 27,581 rooms, all of which were leased by our taxable subsidiaries and managed by Interstate Hotels & Resorts, Inc. (“Interstate Hotels”). Interstate Hotels was created on July 31, 2002 through the merger of MeriStar Hotels & Resorts, Inc. and Interstate Hotels Corporation.

      We were created on August 3, 1998, when American General Hospitality Corporation, a corporation operating as a real estate investment trust, merged with CapStar Hotel Company. In connection with this merger, we created MeriStar Hotels & Resorts, Inc. (now part of Interstate Hotels) to be the lessee and manager of nearly all of our hotels. As of December 31, 2002, our general partner, MeriStar Hospitality, in the form of our Common units, directly owned a one percent general partnership interest in us and also indirectly owned an approximately 90% interest in us. Several third parties owned the remaining approximately 9% of our equity interests, in the form of various classes of our partnership units. Because some of these units held by third parties have redemption rights, these units have been excluded from partners’ capital and have been classified as “Redeemable OP Units” on the accompanying balance sheet and recorded at their redemption value.

      On January 1, 2001, changes to the federal tax laws governing REITs became effective. Those changes are commonly know as the REIT Modernization Act, or RMA. As permitted by the RMA, we formed a number of wholly-owned taxable subsidiaries to lease our real property. The RMA prohibits our taxable subsidiaries from engaging in the following activities:

•	Managing the properties they lease (our taxable subsidiaries must enter into an “arm’s-length” management agreement with an independent third-party manager actively involved in the trade or business of hotel management and manages properties on behalf of other owners);

•	Leasing a property that contains gambling operations; and

•	Owning a brand or franchise.

      Our taxable subsidiaries are parties to management agreements with a subsidiary of Interstate Hotels to manage all of our hotels. Under these management agreements, the taxable subsidiaries pay a management fee to Interstate Hotels for each property. The taxable subsidiaries in turn make rental payments to us under the participating leases. Under the management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to 1.5% of total hotel revenue. All of the agreements, except for three agreements with terms that renew annually, have an initial term of 10 years with three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

2.	Summary of Significant Accounting Policies

      Principles of Consolidation. Our consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

      We use the equity method to account for investments in unconsolidated joint ventures and affiliated companies in which we hold a voting interest of 50% or less and exercise significant influence. We use the cost method to account for our investments in entities in which we do not have the ability to exercise significant influence.

      Use of Estimates. Preparing financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

      Investments in Hotel Properties. We record investments in hotel properties at cost (the allocated purchase price for hotel acquisitions) or at fair value at the time of contribution (for contributed property). We depreciate buildings using the straight-line method over a life of 40 years. We depreciate furniture, fixtures and equipment using the straight-line method over lives ranging from five to seven years. For the years ended December 31, 2002, 2001 and 2000, we capitalized interest of $3,993, $6,098, and $8,613, respectively.

      Held for Sale Properties. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale,

•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale, and

•	We have a significant non-refundable deposit.

      We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. If material to our total portfolio, we segregate the held for sale properties on our consolidated balance sheet.

      Impairment or Disposal of Long-Lived Assets. We adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on January 1, 2002. SFAS No. 144 requires the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of on or after January 1, 2002 and where we have no continuing involvement, including any gain or loss recognized, to be recorded as discontinued operations.

      The provisions of SFAS No. 144 also require that whenever events or changes in circumstances indicate that the carrying value of a long-lived asset (including property and equipment and all intangibles) may be impaired that an analysis be performed to determine the recoverability of the asset’s carrying value. We make estimates of the undiscounted cash flows from the expected future operations of the asset, or in the case of an asset actively being marketed but not yet held for sale, we look to a range of expected sales prices. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

      Intangible Assets. Intangible assets consist primarily of deferred financing fees. We amortize these deferred fees on a straight-line basis (which approximates the interest method) over the lives of the related borrowings.

      Cash Equivalents and Restricted Cash. We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash represents amounts held in escrow in accordance with the requirements of certain of our credit facilities.

      Income Taxes. We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the tax consequences on future years of differences between the tax and financial reporting bases of assets and liabilities.

      In conjunction with the merger on August 3, 1998, we were formed to hold all of our hotel properties. We are a partnership, and as such are not subject to Federal income tax. We are subject to certain state and local income taxes.

      Revenue Recognition. Prior to January 1, 2001, we earned participating lease revenue from the lease of our hotel operating properties. Participating lease revenue represented lease payments from lessees pursuant to participating lease agreements. Effective January 1, 2001, in conjunction with the RMA, we began to earn room, food and beverage, and other revenue through the operations of our hospitality properties. We did earn participating lease revenues from eight hotels in 2001. We recognize hotel operational revenues as hotel services are delivered. Office, retail and parking rentals are generally recognized on a straight-line basis over the terms of the respective leases.

      Derivative Instruments and Hedging Activities. We adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and 138, on January 1, 2001. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on whether the derivative has been designated as a hedge.

      Our policy is to manage interest rates through the use of a combination of fixed and variable rate debt. Our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows. We only enter into derivative or interest rate transactions for cash flow hedging purposes.

      Stock-Based Compensation. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock option compensation programs. As we grant compensation awards at market value, no compensation cost has been recognized. For our other equity-based compensation plans, we record the fair value of the cost at the time of issuance and recognize compensation expense over the respective vesting period. We will adopt the recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended in December 2002 by SFAS No. 148, on January 1, 2003 for our stock option compensation programs. As permitted by SFAS No. 148, we will elect to apply the provisions prospectively, which will include recognizing compensation expense for only those stock options issued in 2003 and forward. We do not expect the adoption of the recognition provisions to have a material effect on our results of operations or financial condition. We have adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002.

      Pro forma information regarding net income and earnings per unit is required by SFAS No. 123, and has been determined as if we had accounted for our employee stock options under the fair value method. We estimated the fair value for these options at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000

Risk-free interest rate	2.1%	3.6%	6.71%
Dividend rate	—	$1.525	$2.02
Volatility factor	0.04	0.57	0.27
Weighted average expected life	3.77 years	3.10 years	3.06 years

      Had compensation cost for stock options been determined based on the fair value at the grant date for awards under our plans, our net (loss) income and per unit amounts would have been reduced to the pro forma amounts indicated as follows:

	Year Ended December 31,
	2002	2001	2000

Net (loss) income, as reported	$(170,819)	$(44,485)	$118,036
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	4,692	4,434	1,958
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,526)	(9,098)	(5,381)

Net (loss) income, pro forma	$(171,653)	$(49,149)	$114,613

Earnings per unit:
Basic, as reported	$(3.51)	$(0.95)	$2.32
Basic, pro forma	$(3.52)	$(1.04)	$2.25

Diluted, as reported	$(3.51)	$(0.95)	$2.24
Diluted, pro forma	$(3.52)	$(1.04)	$2.18

Weighted average fair value of options granted	$0.72	$6.59	$3.75

      The effects of applying SFAS No. 123 for disclosing pro forma compensation costs may not be representative of the actual effects on reported net income and earnings per unit in future years.

      Foreign Currency Translation. We maintain the results of operations for our four Canadian hotels in Canadian dollars and translate those results to U.S. dollars using the average exchange rates for each period. We translate assets and liabilities using the exchange rate in effect at the balance sheet date. We reflect any resulting translation adjustments in accumulated other comprehensive income (loss).

      New Accounting Pronouncements. The Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities,” an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” in January 2003. The interpretation addresses how to identify variable interest entities and when to consolidate those entities. Consolidation of variable interest entities is required by the primary beneficiary. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for interests in variable interest entities that were acquired prior to February 1, 2003. We do not expect the adoption of this interpretation to have a material effect on our results of operations or financial condition.

      The FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, in November 2002. For 2002, the interpretation requires disclosures, which we have included in Footnote 12, “Commitments and Contingencies.” Beginning in 2003, the interpretation requires recognition of liabilities at their fair value for newly issued guarantees. We do not expect the adoption of the recognition provisions of this interpretation to have a material effect on our results of operations or financial condition.

      The FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4 (Reporting Gains and Losses from Extinguishment of Debt), No. 44 (Accounting for Intangible Assets of Motor Carriers) and No. 64 (Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements), Amendment of SFAS No. 13 (Accounting for Leases), Technical Corrections,” in April 2002. The rescission of SFAS No. 4 and No. 64 requires that all gains and losses from extinguishments of debt be classified as extraordinary only if the gains and losses are from unusual or infrequent transactions. It also requires prior period gains or losses that are not from unusual or infrequent transactions to be reclassified as an operational expense. The amendment to SFAS

No. 13 requires that if a capital lease is modified in such a way that the change in terms creates a new agreement classified as an operating lease, then the original capital lease asset and obligation be removed and a gain or loss be recognized for the difference. The new lease will be accounted for as any other operating lease. SFAS No. 44 does not apply to us. We will adopt the provisions of this statement beginning on January 1, 2003. Our prior period extraordinary items will be reclassified as operational expenses during 2003, and in the future we expect any gains and losses from the extinguishment of our debt to be classified as operational. We do not expect the adoption of the other provisions to have a material effect on our results of operations or financial condition.

      Classification. We have reclassified certain prior year amounts to conform to the current year presentation.

3.	Investments in Hotel Properties

      Investments in hotel properties consisted of the following:

	December 31,
	2002	2001

Land	$288,611	$310,921
Buildings	2,371,861	2,473,651
Furniture, fixtures and equipment	361,197	354,392
Construction-in-progress	35,989	44,713

	$3,057,658	$3,183,677

      Due to changes in economic conditions and our deleveraging strategy, which includes the potential sales of non-core assets, we performed an analysis to determine the recoverability of each of our hotel properties during both the years ended December 31, 2002 and 2001. We recognized an impairment loss of $78,732 during the fourth quarter of 2002. A portion of this loss, $15,368, related to an asset classified as held for sale at December 31, 2002, and is therefore included in loss from discontinued operations in the accompanying consolidated statements of operations. We recognized an impairment loss of $43,582 during the fourth quarter of 2001. Certain of these assets were sold during 2002, and as required by SFAS No. 144, the associated impairment loss of $11,247 recognized in 2001, as well as the assets’ related operations for all periods presented, have been reclassified to loss from discontinued operations in the accompanying consolidated statements of operations.

4.	Investments in and Advances to Affiliates

      We have ownership interests in certain unconsolidated joint ventures and affiliated companies.

      In conjunction with the lease assignments from MeriStar Hotels (now Interstate Hotels) on January 1, 2001, we acquired an ownership interest in Ballston Parking Associates for $1,629. We account for this investment using the cost method.

      In 1999, we invested $40,000 in MeriStar Investment Partners, LP (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our investment is in the form of a preferred partnership interest, in which we receive a 16% preferred return on our investment. We account for this investment using the cost method. As of December 31, 2002, cumulative preferred returns of $10,808 were due from MIP. We have included this receivable in accounts receivable on the accompanying consolidated balance sheet. Due to restrictions placed on MIP by its existing bank covenants, MIP was required to use excess cash flow for principal amortization rather than distributions to equity holders. We evaluate the collectibility of our preferred return based on the underlying value of the hotel properties and our preference to distributions. On March 27, 2003, MIP completed a refinancing of its long-term debt, which allows the release of excess cash flow to pay our preferred return currently. We expect to begin receiving distributions representing payments of our current return during the second quarter of 2003. In the future, we expect that our cumulative unpaid preferred returns will be paid from excess cash flow above our current return and from potential disposition proceeds in excess of debt allocated to individual assets. Given the current economic environment, we do not expect the partnership’s operations to provide adequate cash flow in the near term for significant repayments of our cumulative unpaid preferred returns.

5.	Long-Term Debt and Notes Payable to MeriStar Hospitality

      Long-term debt consisted of the following:

	December 31,
	2002	2001

Senior unsecured notes	$950,000	$750,000
Credit facility	—	224,000
Secured facility	314,626	319,788
Mortgage debt and other	38,030	52,335
Unamortized issue discount	(6,059)	(3,106)

Long-term debt	$1,296,597	$1,343,017

Notes payable to MeriStar Hospitality	$359,300	$359,300
Unamortized issue discount	(1,795)	(2,183)

Notes payable	$357,505	$357,117

Total long-term debt and notes payable to MeriStar Hospitality	$1,654,102	$1,700,134

      Aggregate future maturities as of December 31, 2002 were as follows:

2003	$8,263
2004	170,669
2005	8,666
2006	9,407
2007	213,417
Thereafter	1,243,680

$1,654,102

      Senior unsecured notes. In February 2002, we issued $200,000 ($196,250, net of discount) aggregate principal amount of 9.13% senior unsecured notes due 2011. We used the proceeds from the issuance of these notes to repay approximately $195,000 of the outstanding balance under our previous revolving credit facility.

      In December 2001, we issued $250,000 aggregate principal amount of 10.5% senior notes due June 2009. The net proceeds from the sale of $248,420 were used to repay amounts outstanding under our previous credit facility. The repayments of term loans under the credit facility resulted in an extraordinary loss of $1,527 ($1,489, net of tax) from the write-off of deferred financing costs related to the amounts repaid.

      In January 2001, we issued $300,000 aggregate principal amount of 9.0% senior notes due 2008 and $200,000 of 9.13% senior notes due 2011. The net proceeds from the sale of $492,000 were used to repay amounts outstanding under our previous credit facility, and to make payments to terminate certain swap agreements that hedged variable rate loans that were repaid. The repayments of term loans under the credit facility resulted in an extraordinary loss of $1,243 ($1,224, net of tax) from the write-off of deferred financing costs related to the amounts repaid.

      The total $950,000 notes are unsecured obligations of certain subsidiaries of ours and MeriStar Hospitality guarantees payment of principal and interest on the notes. These notes contain various restrictive incurrence covenants, limiting our ability to transact certain business activities, including additional borrow-

ings, if specific financial thresholds are not achieved. One of those thresholds is maintaining a 2 to 1 fixed charge coverage ratio (as defined in the indentures, fixed charges only include interest on debt obligations and preferred equity). As of December 31, 2002, our fixed charge coverage ratio was 1.6 to 1, and therefore we were not able to enter into certain transactions. These limitations include the repurchase of our stock, the issuance of any preferred stock, the payment of dividends (unless required to maintain MeriStar Hospitality’s status as a REIT), the incurrence of any additional debt, or the repayment of outstanding debt before it comes due. There are certain exceptions, or “carve-out,” features with respect to the incurrence of additional debt and early repayment of debt features in the indentures.

      Credit facility. In conjunction with the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, we entered into a $1,000,000 senior secured credit facility. The credit facility was structured as a $300,000, five-year term loan facility; a $200,000, five-and-a-half year term loan facility; and a $500,000, three-year revolving credit facility with two, one-year optional extensions. As described above, we used the proceeds from the sales of the senior unsecured notes issued in 2001 to repay amounts outstanding under the two term loans. The credit facility was secured by our common stock and our general partnership, limited partnership and limited liability ownership interests in our subsidiaries. The interest rate on the term loans and revolving facility ranged from 100 to 200 basis points over the 30-day London Interbank Offered Rate, or LIBOR, depending on certain financial performance covenants and long-term senior unsecured debt ratings.

      In December 2001, we amended the terms of this credit facility, permanently relaxing the financial covenants and extending the maturity date of the revolver from February 2002 to February 2003. We incurred $4,382 of financing costs related to the amended agreement.

      In February 2002, we amended the revolving credit facility, reducing the revolving commitments to $310,000. In March 2002, we reduced the borrowing capacity again from $310,000 to $150,000. We recognized a $1,529 loss due to the write-off of deferred financing costs related to this reduction in our borrowing capacity.

      New credit facility. On October 29, 2002, we entered into a new three-year $100,000 senior revolving credit facility, secured by our equity interest in most of our subsidiaries. The initial interest rate is LIBOR plus 388 basis points. We terminated our previous credit facility with this new revolving credit facility. We also wrote off $1,615 of deferred financing fees related to the termination. As of December 31, 2002, there were no outstanding borrowings on this facility.

      This facility contains customary compliance measures we must meet in order to borrow on the facility, which became more stringent on a quarterly basis beginning in the first quarter of 2003. The sale of two hotels during the fourth quarter of 2002 and one in January 2003, as well as the settlement of our note receivable with Interstate Hotels, impacted our leverage covenant due to the loss of trailing 12-month EBITDA (as defined in the credit agreement) on a pro forma basis. While we cannot currently borrow under the facility, we have obtained a waiver of compliance with this leverage covenant from our lending group through May 20, 2003. We do not expect this compliance measurement to have a material impact on our operations as we do not anticipate the need to draw on this facility during 2003. We intend to either negotiate an amendment to this facility to maintain our future compliance until such time as we apply our unrestricted cash to reduce our leverage, or we may terminate the facility.

      Secured facility. In 1999, we completed a $330,000 10-year non-recourse financing secured by a portfolio of 19 hotels. The loan bears a fixed interest rate of 8.01% and matures in 2009. We used the majority of the net proceeds to repay amounts outstanding under our prior credit facilities.

      Our secured facility contains standard provisions that require the servicer to maintain in escrow cash balances for certain items such as property taxes and funding of capital expenditures. In addition, the facility contains a provision that requires our mortgage servicer to retain in escrow the excess cash from the encumbered hotels after payment of debt service (“Excess Cash”), if net hotel operating income after payment of FF&E reserves and franchise fees (“NOI”) for the trailing twelve months declines below $57,000. This provision was triggered in October 2002 and will be effective until the hotels generate the minimum cash flow required for two consecutive quarters, at which time the cash being held in escrow will be released to us. Approximately $4,500 of cash was held in escrow under this provision as of December 31, 2002. Additional amounts continue to be held in escrow. The security agreement permits us to substitute unleveraged properties into the portfolio in place of existing properties in order to increase the NOI to a level at which the portfolio will meet this requirement. We have begun discussions with the servicer regarding this substitution and expect to be able to do so, thus resulting in the release of any Excess Cash held in escrow. Implementation of this solution is subject to rating agency approval and qualification for Real Estate Mortgage Investment Conduit purposes. There can be no assurance that the hotels will reach the minimum cash flow in the future.

      Mortgage debt. In connection with the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, we assumed mortgage debt secured by seven hotels. We repaid two of the mortgages totaling $11,943 during 2002 and one in 2001 for $3,978. The mortgage debt matures between 2003 and 2012, and the interest rates on the mortgages range from 8.5% to 10.5%.

      Notes payable to MeriStar Hospitality. MeriStar Hospitality completed the offering of $150,000 aggregate principal amount ($149,799, net of discount) of 8.75% senior subordinated notes due 2007 in 1997. The related indenture contains various restrictive covenants, which are similar to those governing MeriStar Hospitality’s senior unsecured notes. In conjunction with this transaction, we borrowed $150,000 ($149,799, net of discount) from MeriStar Hospitality under terms matching those of the subordinated notes. These notes are unsecured obligations and provide for semi-annual payments of interest each February 15 and August 15.

      In 1999, MeriStar Hospitality issued $55,000 aggregate principal amount ($51,906, net of discount) of 8.75% senior subordinated notes due 2007 under an indenture substantially similar to that governing the 1997 MeriStar Hospitality notes. In conjunction with this transaction, we borrowed $55,000 ($51,906, net of discount) from MeriStar Hospitality under terms matching those of the subordinated notes. The net proceeds of $51,219 were used to repay amounts outstanding under our previous credit facility and to invest in MIP (as discussed in footnote 4). These notes are unsecured obligations and provide for semi-annual payments of interest each February 15 and August 15.

      MeriStar Hospitality completed in 1997 the offering of $172,500 aggregate principal amount of 4.75% convertible subordinated notes due 2004, generating net proceeds of $167,581. In conjunction with this transaction, we borrowed $172,500 ($167,581 net of discount) from MeriStar Hospitality under terms matching those of the convertible notes. The proceeds were used to repay amounts outstanding under our prior credit facility and to finance certain hotel acquisitions. The convertible notes are unsecured obligations and provide for semi-annual payments of interest on April 15 and October 15. During 2000, we repurchased $18,200 of these convertible notes at a discount, resulting in an extraordinary gain of $3,450 ($3,400, net of tax effect).

      Hedge agreements and other derivatives. Upon adoption of SFAS No. 133, we recognized a transition adjustment of $2,842 representing the fair value of our derivative instruments at January 1, 2001. We recorded a liability and corresponding charge to accumulated comprehensive loss for this amount.

      Upon the sale of our $500,000 senior unsecured notes in January 2001, we reduced the term loans under our senior secured credit facility by $300,000. At that time, we terminated three swap agreements with a notional amount of $300,000. These swap agreements were originally designated as cash flow hedges of interest rates on the variable rate term loans that were repaid. We made net payments totaling $9,297 to terminate these swap agreements, and recognized the loss in earnings.

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

      Upon the issuance of $200,000 aggregate principal amount of 9.13% senior unsecured notes due 2011 in February 2002, we reduced the borrowings under our previous senior secured credit agreement by $195,000.

As a result of this financing, we redesignated two swap agreements as non-hedging derivatives. These swap agreements had notional principal amounts of approximately $200,000 and were originally designated to hedge variable rate borrowings under our senior secured credit facility that were repaid. We recognized a $4,735 loss when this amount was transferred out of accumulated other comprehensive income because the debt being hedged was repaid.

      As of December 31, 2002, we had two swap agreements with notional principal amounts totaling $200,000. Both of these swap agreements have been converted to non-hedging derivatives due to our repayment of the floating-rate borrowings they originally hedged. The swap agreements expire between April and July 2003. These swap agreements are currently being marked to market through our statement of operations.

      We have exposure going forward as the change in fair value of our non-hedging derivatives will have an impact on our operations. During the year ended December 31, 2002, we recognized $7,612 of income related to these interest rate swaps. For the years ended December 31, 2002 and 2001, we made cash payments on these swaps of approximately $12,058 and $6,285, respectively. The change in fair value during 2002 and the swap payments are netted together on our statement of operations. The fair value of these swap agreements was a liability of $3,977 at December 31, 2002, and is included in other liabilities in the accompanying consolidated balance sheets.

      In anticipation of the August 1999 completion of our secured facility, we entered into two separate hedge transactions during July 1999. Upon completion of the secured facility, we terminated the underlying treasury lock agreements, resulting in a net payment to us of $5,100. This amount was deferred and is being recognized as a reduction to interest expense over the life of the underlying debt. As a result, the effective interest rate on the secured facility is 7.76%.

      As of December 31, 2002, all of our debt was fixed. Our overall weighted average interest rate was 8.6%. The fair value of our fixed rate long-term debt was $1,463,699 at December 31, 2002. We determined fair value based on market prices as of December 31, 2002.

6.	Income Taxes

      We file as a partnership for federal income tax purposes. As a partnership, we are not subject to federal income tax but are responsible for certain state and local income taxes. When the RMA became effective on January 1, 2001, we formed taxable subsidiaries to lease certain of our properties. These subsidiaries are subject to taxation similar to subchapter C-corporations. The income of these taxable subsidiaries is subject to federal and state income taxes.

      Our income taxes were allocated as follows:

	2002	2001	2000

Tax (benefit) expense on (loss) income before discontinued operations and extraordinary (loss) gain	$(1,310)	$(976)	$1,522
Tax (benefit) expense on discontinued operations	(611)	(107)	156
Tax (benefit) expense on extraordinary (loss) gain	—	(50)	50

Total income tax (benefit) expense	$(1,921)	$(1,133)	$1,728

      Our effective income tax rate is as follows:

	2002	2001	2000

State and local taxes (weighted average rate)	1.0%	1.5%	1.1%
Difference in effective rate on foreign subsidiaries	0.1	1.0	0.3

	1.1%	2.5%	1.4%

      The components of income tax (benefit) expense were as follows as of December 31:

	2002	2001	2000

Current:
State	$350	$320	$640
Foreign	—	90	346

	350	410	986
Deferred:
Federal	337	(337)	—
State	(2,520)	(1,118)	654
Foreign	(88)	(88)	88

	(2,271)	(1,543)	742

	$(1,921)	$(1,133)	$1,728

      The tax effects of the principal temporary differences that give rise to our net deferred tax liability were as follows:

	December 31,

	2002	2001

Fair value of hotel assets acquired	$4,258	$5,440
Accelerated depreciation and basis difference	1,589	1,704
Asset impairments, extraordinary items and one-time charges	(1,024)	—
Accrued expenses	374	374
Net operating loss carryforwards	—	(449)
Other	(338)	61

Net deferred tax liability	$4,859	$7,130

      At the time of the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, we established a new basis for the acquired assets and assumed liabilities based on their fair values at the time of the merger. We established a net deferred income tax liability for the estimated future state and local income tax effect for differences between the accounting and tax bases of these assets and liabilities. As of December 31, 2002, this deferred tax liability was $4,258.

      For federal income tax purposes, the aggregate net operating loss (NOL) carryforward for our taxable subsidiaries was $25,600 as of December 31, 2002. Based on our projections of the taxable subsidiaries’ ability to utilize the NOL carryforward, we have recorded a valuation allowance to reduce the carrying value of the NOL carryforward deferred tax asset to zero at December 31, 2002.

7.	Partnership Units and Minority Interests

      OP Units. Third parties hold outstanding units of limited partnership interest in us. These units are redeemable at the option of the holder for a like number of these shares of common stock of MeriStar Hospitality, or cash, or a combination thereof, at the election of MeriStar Hospitality. Due to the redemption rights of these units held by third parties, the units have been excluded from partners’ capital and classified as redeemable OP Units on the accompanying balance sheet and measured at redemption value as of the end of the periods presented. At December 31, 2002 and 2001, there were 3,802,768 and 4,116,698 redeemable units outstanding, respectively. The value of these redeemable units was based on the closing market price of MeriStar Hospitality’s common stock at December 31, 2002 and 2001, which was $6.60 and $14.20, respectively. In addition, there were 392,157 Class D Preferred OP Units outstanding at December 31, 2002 and 2001, with a redemption value of $22.16 per unit.

      Our partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and Profits-Only OP Units. Holders of Common OP Units and Class B OP Units receive distributions per OP unit equivalent to the dividend paid on each of MeriStar Hospitality’s common shares. Holders of Class C OP Units receive a non-cumulative, quarterly distribution equal to $0.5575 per Class C OP Unit so long as the Common OP Units and Class B OP Units receive a distribution for such quarter and the dividend rate on MeriStar Hospitality’s common stock has not exceeded $0.5575. Class C OP Units automatically convert into Common OP Units once that dividend rate is exceeded. Holders of Class D OP Units receive a 6.5% cumulative annual preferred return based on an assumed price per common share of $22.16; the return is compounded quarterly to the extent not paid on a current basis, and holders are entitled to a liquidation preference of $22.16 per Class D OP Unit. All of our net income and capital received (after payment of the annual preferred return and, if applicable, the liquidation preference) will be shared by the holders of the Common OP Units in proportion to the number of Common OP Units in us owned by each such holder. As of December 31, 2002 and 2001, outstanding OP units were 49,425,644 and 49,033,002, respectively.

      Each Common OP Unit, Class B OP Unit, and Class C OP Unit held by third-parties is redeemable by the holder for cash in an amount equal to the market value of a share of MeriStar Hospitality’s common stock or, at our option, for one share of MeriStar Hospitality’s common stock, determined in accordance with the terms of our partnership agreement. We have the option to redeem the Class D OP Units at any time after April 1, 2000, at a price of $22.16 per share for cash or, at our option, for shares of MeriStar Hospitality’s common stock having a value equal to the redemption price. The holders have the option to redeem the Class D OP Units at any time after April 1, 2004 for cash or, at the option of the holders, for shares of MeriStar Hospitality’s common stock having a value equal to $22.16 per share.

      OP Unit holders converted 414,000, 250,000, and 77,000 of OP Units into MeriStar Hospitality’s common stock during the years ended December 31, 2002, 2001, and 2000, respectively. There were no conversions for cash during these years.

      Distributions. On March 30, 2002, June 26, 2002, and September 25, 2002, we declared our first, second, and third quarter distributions, respectively, equivalent to an annual rate of $0.03 per Common OP Unit. We did not declare a distribution in the fourth quarter. The amount of the distribution for each quarter was $0.01 per unit. The distributions were paid on April 30, 2002, July 31, 2002, and October 31, 2002.

      On March 21, 2001, June 28, 2001, September 18, 2001, and December 17, 2001, we declared our first, second, third and fourth quarter distributions, respectively, equivalent to an annual rate of $1.525 per Common OP Unit. The amount of the distribution for each of the first three quarters was $0.505 per unit and $0.01 per unit for the fourth quarter. The distributions were paid on April 30, 2001, July 31, 2001, October 12, 2001, and January 31, 2002.

      On March 21, 2000, June 21, 2000, September 25, 2000, and December 20, 2000, we declared our first, second, third and fourth quarter distributions, respectively, equivalent to an annual rate of $2.02 per Common OP Unit. The amount of the distributions for each quarter was $0.505 per unit. The distributions were paid on April 28, 2000, July 31, 2000, October 31, 2000, and January 31, 2001.

8.	Earnings Per Unit

      The following table presents the computation of basic and diluted earnings per unit:

	Year Ended December 31,

	2002	2001	2000

Basic Earnings Per Unit Computation:
Net (loss) income from continuing operations	$(136,474)	$(37,459)	$106,039
Dividends paid on unvested MeriStar Hospitality restricted stock	(4)	(505)	(1,168)
Preferred distributions	(565)	(565)	(565)

(Loss) income available to common unitholders	(137,043)	(38,529)	104,306
Weighted average number of OP Units outstanding	48,883	48,364	50,122

Basic (loss) earnings per unit from continuing operations	$(2.80)	$(0.80)	$2.08

Diluted Earnings Per Unit Computation:
(Loss) income available to common unitholders	$(137,043)	$(38,529)	$104,306
Preferred distributions	—	—	565
Interest on convertible debt, net of tax	—	—	7,338
Dividends on unvested MeriStar Hospitality restricted stock	—	—	254
Adjusted net (loss) income	(137,043)	(38,529)	112,463

Weighted average number of OP Units outstanding	48,883	48,364	50,122
OP Unit equivalents:
MeriStar Hospitality stock options	—	—	208
Class D preferred OP Units	—	—	392
Convertible debt	—	—	4,612
MeriStar Hospitality restricted stock	—	—	126

Total weighted average number of diluted OP
Units outstanding	48,883	48,364	55,460

Diluted (loss) earnings per unit from continuing operations	$(2.80)	$(0.80)	$2.03

9.          Related-Party Transactions

Due to/from Interstate Hotels & Resorts

      In the normal course of managing our hotel properties, Interstate Hotels incurs day-to-day operating costs which are reimbursed by us. The balance due to Interstate Hotels of $10,500 at December 31, 2002 includes management fees due for each hotel, and reimbursements due for insurance, employee benefits, sales and marketing expenses, and other miscellaneous operating expenses. These amounts are normally paid within 30 days.

      Pursuant to an intercompany agreement, we and Interstate Hotels provide each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, Interstate Hotels has a right of first refusal to become the manager of any real property we acquire. We also may provide each other with certain services. These may include administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services, for which Interstate Hotels is compensated in an amount that we would be charged by a third party for comparable services. As of December 31, 2001, Interstate Hotels owed us $8,877 for these services, as well as for working capital deficits at the RMA lease conversion date. During the years ended December 31, 2002, 2001 and 2000, we paid Interstate Hotels a net amount of $454, $151, and $1,165, respectively, for such services.

Note Receivable From Interstate Hotels & Resorts

      Under a revolving credit agreement with Interstate Hotels through July 31, 2002, we had the ability to lend Interstate Hotels up to $50,000 for general corporate purposes. The interest rate on this credit agreement was 650 basis points over the 30-day LIBOR. Repayment of the revolving credit agreement was subordinated to Interstate Hotels’ bank debt. As of December 31, 2001, Interstate Hotels owed us $36,000 under this agreement.

      Effective January 1, 2002, Interstate Hotels issued us a term note for $13,069, which refinanced outstanding accounts payable owed to us. The interest rate, maturity date and subordinated feature were the same as that of the revolving credit agreement.

      In connection with the merger that created Interstate Hotels on July 31, 2002, Interstate Hotels paid $3,000 to reduce its borrowings outstanding on the credit agreement. Simultaneously, the credit agreement and term note were amended and combined into a term loan agreement with a principal balance of $56,069 and a maturity date of July 31, 2007. The interest rate remained at 650 basis points over the 30-day LIBOR. This term loan was subordinated to Interstate Hotels’ new bank credit facility, and the term loan did not allow for any further borrowings by Interstate Hotels. In late December 2002, we agreed to settle the term loan with Interstate Hotels for $42,100, plus accrued interest. We incurred a $14,517 charge in 2002 related to this settlement. Cash payment was received in early January 2003.

      During 2002, 2001, and 2000, we earned interest of $4,780, $5,005, and $955, respectively, from these lending arrangements.

Other Related-Party Transactions

      Of the $300,000 aggregate principal amount of 9.0% senior unsecured notes due in 2008 we issued in January 2001, $30,000 principal amount was issued at a price of 99.688% to an affiliate of Oak Hill Capital Partners. The terms and conditions of the notes purchased were identical to those purchased by third parties.

      Of the $200,000 aggregate principal amount of 9.13% senior unsecured notes due in 2011 we issued in January 2001, $20,000 principal amount was issued at a price of 99.603% to an affiliate of Oak Hill Capital Partners. The terms and conditions of the notes purchased were identical to those purchased by third parties.

      Of the $250,000 aggregate principal amount of 10.5% senior unsecured notes due in 2009 we issued in December 2001, $23,000 principal amount was issued at a price of 99.368% to an affiliate of Oak Hill Capital Partners. The terms and conditions of the notes purchased are identical to those purchased by third parties.

10.          Stock-Based Compensation

Stock Options

      MeriStar Hospitality sponsors a restricted stock plan and a stock option plan in which employees of the Operating Partnership participate. Upon issuance of any restricted stock or stock option, MeriStar Hospitality is obligated to contribute the proceeds to us in exchange for an equal number of OP units.

      In connection with the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, MeriStar Hospitality adopted a new equity incentive plan. This plan authorizes MeriStar Hospitality to award up to 5,565,518 options on shares of its common stock to our officers or other key employees. These options are exercisable in three annual installments and expire ten years from the grant date.

      MeriStar Hospitality also adopted a new equity incentive plan for non-employee directors. The directors’ plan authorizes MeriStar Hospitality to award up to 500,000 options, which are also exercisable in three annual installments and expire ten years from the grant date.

      Stock option activity for 2002, 2001 and 2000 was as follows:

	Equity Incentive Plan		Directors’ Plan

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding at January 1, 2000	4,805,928	$23.56	85,000	$22.36
Granted	140,000	16.13	30,000	19.00
Exercised	(47,153)	17.26	—	—
Canceled	(113,441)	28.62	—	—

Outstanding at December 31, 2000	4,785,334	22.68	115,000	21.34
Granted	88,500	13.33	47,500	23.00
Exercised	(41,839)	16.12	—	—
Canceled	(2,194,165)	26.87	—	—

Outstanding at December 31, 2001	2,637,830	19.47	162,500	21.83
Granted	690,000	11.05	42,500	15.41
Exercised	(201,296)	15.45	—	—
Canceled	(164,829)	20.10	—	—

Outstanding at December 31, 2002	2,961,705	$17.64	205,000	$20.49

Shares exercisable at December 31 were as follows:
2000	3,482,816	$23.99	26,667	$22.56

2001	2,020,759	$20.09	80,000	$21.69

2002	2,191,049	$19.81	119,167	$21.79

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual Life	Exercise	Number	Exercise
Exercise Prices	Outstanding	(in years)	Price	Exercisable	Price

$7.42 to $14.88	991,000	8.64	$11.64	404,503	$14.77
$15.60 to $19.00	622,523	5.89	16.32	407,527	15.88
$19.19 to $19.19	850,000	6.10	19.19	850,000	19.19
$19.75 to $32.42	700,182	5.50	26.19	645,186	26.57
$31.51 to $31.51	3,000	4.93	31.51	3,000	31.51

	3,166,705			2,310,216

Other Stock-Based Compensation

      As of December 31, 2002, MeriStar Hospitality has granted 621,500 shares of restricted stock to our employees or to those of an affiliate. This restricted stock vests ratably over three- or five-year periods. The issuance of restricted stock has resulted in $744 of unearned stock-based compensation recorded as a reduction to partners’ capital on our balance sheet as of December 31, 2002.

      On March 29, 2000, we granted 462,500 Profits-Only Units, or POPs, to some of our employees pursuant to our POPs Plan. These POPs were originally eligible for vesting based on our achievement of certain financial performance criteria. During 2001, we converted the 387,500 of outstanding POPs to fixed awards and extended the vesting period to 2004. On April 16, 2001, we granted 350,000 POPs to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over three years. On April 1, 2002, we granted 25,000 POPs to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over five years. On May 1, 2002, we granted 162,500 POPs to one of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over three years. There were 737,500 POPs outstanding and 409,028 POPs vested as of December 31, 2002.

11.          Separation and Restructuring Charges

      In 2002, we incurred $3,244 of costs related to the formal separation of management functions from Interstate Hotels. In 2001, we incurred a restructuring charge of $1,080 in connection with operational changes at our corporate headquarters. The costs for both years are included in administrative and general expenses on our income statement.

      The 2001 restructuring charge included the elimination of seven corporate staff positions and office space no longer needed under the new structure. The restructuring charge consisted of $168 of severance costs and $912 of noncancelable lease costs. During 2002, we applied $184 of lease termination costs against the restructuring reserve, and $168 in severance and $520 of lease termination costs were applied during 2001. As of December 31, 2002, $208 of the restructuring accrual remains.

12.          Commitments and Contingencies

      Litigation. In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our financial position, results of operations or liquidity.

      Minimum Lease Payments. We lease the land at certain of our hotels under long-term arrangements from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of December 31, 2002 were as follows:

2003	$1,437
2004	1,437
2005	1,440
2006	1,427
2007	1,427
Thereafter	56,368

$63,536

      Our obligations under other operating lease commitments, primarily for equipment, are not significant.

      We lease certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these leases as of December 31, 2002 were as follows:

2003	$4,697
2004	4,428
2005	2,896
2006	2,027
2007	1,456
Thereafter	1,929

$17,433

13.          Dispositions and Acquisitions

      We sold three hotels during the third quarter and two hotels during the fourth quarter of 2002. In January 2003, we sold one hotel classified as held for sale at December 31, 2002. We sold the five hotels in 2002 for $60,650, which resulted in a loss on sale of assets of $21,197 ($20,773, net of tax). We sold the one hotel in January 2003 for $12,650, and recognized an impairment loss of $15,368 on this asset during 2002. All operating results, including the loss on disposal and impairment loss, have been recorded as discontinued operations. We have reclassified prior periods to reflect operations of the six hotels as discontinued operations.

      Revenue and pre-tax (loss) income included in discontinued operations for these six hotels were:

	2002	2001	2000

Revenue	$24,092	$27,550	$14,745

Pre-tax (loss) income	$(34,956)	$(4,413)	$8,753

      During 2001, we sold two hotels and received proceeds of $9,715. The sales resulted in a loss of $2,176. The loss recognized on these sales, as well as the operating results of these hotels, were included in continuing operations, as the provisions of SFAS No. 144 requiring the presentation of such results as discontinued operations applies to only those assets disposed of on or after January 1, 2002.

      During 2001, we terminated the leases of eight of our hotels from affiliates of Prime Hospitality Corporation for a total cost of $1,315. Concurrently, we signed long-term management agreements with Interstate Hotels (formerly MeriStar Hotels) for four of these properties. The term on the remaining three management agreements with Interstate Hotels are one year with additional one-year renewal periods.

      On May 9, 2001, we and MeriStar Hospitality entered into an Agreement and Plan of Merger with FelCor Lodging Trust Incorporated and its operating partnership. On September 21, 2001, we mutually agreed with FelCor to terminate the merger agreement due to unfavorable market conditions. We incurred $5,817 of costs related to this potential merger. The costs are reflected in our statement of operations.

      During 2000, we sold three limited-service hotels and received proceeds of $24,148. This resulted in a gain on sale of assets of $3,495. The gain recognized on these sales, as well as the operating results of these hotels, were included in continuing operations, as the provisions of SFAS No. 144 requiring the presentation of such results as discontinued operations applies to only those assets disposed of on or after January 1, 2002. We also purchased a full-service hotel in 2000 for $19,400. Of the purchase amount, $11,400 was paid in cash and $8,000 will be paid from the hotel’s future cash flow through 2005. The acquisition was funded using existing cash and borrowings on our credit facility.

14.          Segment Information

      SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires public entities to report selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one reportable segment, hotel ownership.

      The following summarizes certain geographic information required under the standard:

	2002	2001	2000

Revenue:
U.S.	$961,753	$1,034,071	$379,419
Canada	21,700	23,267	6,521

	$983,453	$1,057,338	$385,940

Investments in hotel properties, net:
U.S.	$2,509,117	$2,734,028
Canada	50,820	52,269

	$2,559,937	$2,786,297

15.          Subsequent Event

      We continue to focus on a deleveraging strategy, including the expansion of our program of selling non-core assets. As of February 12, 2003, we were actively marketing eight assets as part of our non-core asset disposition plan. Based on a recent decision to raise additional cash to reduce our overall leverage and provide additional capital for reinvestment in our core holdings, we changed our expectation about our holding period on eight additional hotels in our portfolio. Based on expected sales proceeds, we will record an impairment charge in the first quarter of 2003 of approximately $50,000 to $55,000.

16.          Quarterly Financial Information (Unaudited)

      Quarterly information has been restated to reflect assets sold or classified as held for sale in 2002 as discontinued operations for all periods presented.

	2002				2001

	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Total revenue	$249,359	$273,226	$230,970	$229,898	$296,105	$299,482	$240,319	$221,432
Total operating expenses	226,165	236,554	188,704	333,400	251,919	243,794	228,157	247,302
Operating (loss) income	23,194	36,672	42,266	(103,502)	44,186	55,688	12,162	(25,870)
(Loss) income from continuing operations	(11,136)	2,546	(24,266)	(103,618)	12,453	24,903	(19,660)	(55,155)
Net (loss) income	(10,324)	3,503	(30,739)	(133,259)	13,271	27,131	(18,050)	(66,837)
Diluted (loss) earnings per unit	(0.22)	0.07	(0.63)	(2.74)	0.29	0.52	(0.38)	(1.39)

17.          Supplemental Cash Flow Information

	2002	2001	2000

Cash paid for interest and income taxes:
Interest, net of capitalized interest	$132,977	$105,732	$120,539
Income taxes	827	698	874
Non-cash investing and financing activities:
Redemption of Units	6,502	5,428	24
Issuances of POPs	2,894	1,243	—
POPs converted to common stock	2,915	—	—
Dividends reinvested	—	—	91
Issuance of restricted stock	—	—	10,620
Deferred purchase price	—	—	8,000

      We received the following operating assets and assumed the following liabilities in connection with our lease conversion in 2001:

Accounts receivable	$47,200
Prepaid expenses and other	13,500
Furniture and fixtures, net of accumulated depreciation of $163	152
Investment in affiliates, net	1,629

Total operating assets received	$62,481

Accounts payable and accrued expenses	$65,706
Long-term debt	32

Total liabilities assumed	$65,738

18.          Consolidating Financial Statements

      Certain of our subsidiaries and MeriStar Hospitality are guarantors of our senior unsecured notes. Certain of our subsidiaries are guarantors of MeriStar Hospitality’s unsecured subordinated notes. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Annual Report on Form 10-K presents supplementary consolidating financial statements for us, including each of our guarantor subsidiaries. This exhibit presents our consolidating balance sheets as of December 31, 2002 and 2001, consolidating statements of operations for the years ended December 31, 2002, 2001, and 2000, and consolidating statements of cash flows for the years ended December 31, 2002, 2001 and 2000.