Form 10-K, Exhibit 13
period 2003-12-31
MERISTAR HOSPITALITY CORP
filed 2004-03-15
CIK 1012967

Exhibit 13

INDEPENDENT AUDITORS’ REPORT

The Partners

MeriStar Hospitality Operating Partnership, L.P.:

      We have audited the accompanying consolidated financial statements of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries (the Partnership) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MeriStar Hospitality Operating Partnership, L.P. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in note 2, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets in 2002 and SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections in 2003.

/s/ KPMG LLP

KPMG LLP

McLean, VA

February 12, 2004, except as to note 17,
  which is as of March 8, 2004

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(Dollars and units in thousands)

	2003	2002

ASSETS
Property and equipment	$2,481,752	$2,895,055
Accumulated depreciation	(446,032)	(445,324)

	2,035,720	2,449,731
Assets held for sale	51,169	110,206
Restricted cash	42,523	20,365
Investment in affiliate	15,000	40,000
Note receivable from Interstate Hotels & Resorts	—	42,052
Prepaid expenses and other assets	47,033	40,911
Accounts receivable, net of allowance for doubtful accounts of $2,040 and $848	64,709	56,828
Cash and cash equivalents	230,876	33,889

	$2,487,030	$2,793,982

LIABILITIES AND PARTNERS’ CAPITAL
Long-term debt	$1,381,555	$1,296,597
Notes payable to MeriStar Hospitality Corporation	256,473	357,505
Accounts payable and accrued expenses	80,014	107,686
Accrued interest	46,813	49,898
Due to Interstate Hotels & Resorts	16,411	10,500
Other liabilities	11,045	15,967

Total liabilities	1,792,311	1,838,153

Minority interests	2,496	2,624
Redeemable OP units at redemption value, 3,510 and 4,195 outstanding	35,926	38,205
Partners’ capital — Common OP Units, 66,790 and 45,231 issued and outstanding	656,297	915,000

	$2,487,030	$2,793,982

                                   See accompanying notes to the consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in thousands, except per unit amounts)

	2003	2002	2001

Revenue:
Hotel operations:
Rooms	$539,084	$559,634	$606,956
Food and beverage	222,608	223,411	231,662
Other hotel operations	68,332	66,755	72,781
Office rental, parking and other revenue	13,810	15,893	15,865
Participating lease revenue	—	—	2,057

Total revenue	843,834	865,693	929,321

Hotel operating expenses:
Rooms	137,804	135,285	145,012
Food and beverage	161,749	158,201	165,244
Other hotel operating expenses	41,089	37,928	38,382
Office rental, parking and other expenses	2,784	3,004	2,805
Other operating expenses:
General and administrative	147,924	148,019	145,201
Property operating costs	129,270	127,017	133,906
Depreciation and amortization	102,761	107,963	99,829
Property taxes, insurance and other	67,162	59,186	66,043
Loss on asset impairments	163,390	6,925	2,278
Impairment of investment in affiliate	25,000	—	—
Write-down of note receivable with Interstate Hotels & Resorts	—	14,517	—
Swap termination costs	—	—	9,297
Write-down of investment in STS Hotel Net	—	—	2,112
FelCor merger costs	—	—	5,817
Costs to terminate leases with Prime Hospitality Corporation	—	—	1,315

Operating expenses	978,933	798,045	817,241

Operating (loss) income	(135,099)	67,648	112,080
Gain on early extinguishments of debt	4,085	—	—
Change in fair value of non-hedging derivatives, net of swap payments	—	(4,446)	—
Loss on fair value of non-hedging derivatives	—	(4,735)	(6,666)
Loss on sale of assets	—	—	(2,176)
Minority interest income, net	62	15	48
Interest expense, net	(141,443)	(136,880)	(122,655)

Loss before income taxes and discontinued operations	(272,395)	(78,398)	(19,369)
Income tax benefit	3,094	1,157	491

Loss from continuing operations	(269,301)	(77,241)	(18,878)
Discontinued operations:
Loss from discontinued operations before income tax benefit	(135,798)	(94,342)	(26,249)
Income tax benefit	662	764	642

Loss from discontinued operations	(135,136)	(93,578)	(25,607)

Net loss	$(404,437)	$(170,819)	$(44,485)

Net loss	$(404,437)	$(170,819)	$(44,485)
Preferred distributions	(565)	(565)	(565)

Net loss applicable to common unitholders	$(405,002)	$(171,384)	$(45,050)

Net loss applicable to general partner unitholders	$(381,922)	$(157,718)	$(41,487)

Net loss applicable to limited partner unitholders	$(23,080)	$(13,666)	$(3,563)

	2003	2002	2001

Loss per unit:
Basic and Diluted:
Loss from continuing operations	$(5.01)	$(1.59)	$(0.41)
Loss from discontinued operations	(2.51)	(1.92)	(0.53)

Net loss per basic and diluted unit	$(7.52)	$(3.51)	$(0.94)

            See accompanying notes to the consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in thousands)

	Units

Balance at January 1, 2001	44,379,806	$1,142,772
Comprehensive loss:
Net loss	—	(44,485)
Foreign currency translation adjustment	—	(1,176)
Derivative instruments transition adjustment	—	(2,842)
Change in valuation of hedging derivative instruments	—	(2,404)

Comprehensive loss		(50,907)
Contributions	47,559	847
Contribution from general partner related to amortization of unearned stock-based compensation	—	2,263
Repurchase of units	(153,218)	(4,514)
Redemption of OP Units	250,000	5,428
Allocations from redeemable OP Units	—	24,201
Distributions	—	(74,900)

Balance at December 31, 2001	44,524,147	1,045,190
Comprehensive loss:
Net loss	—	(170,819)
Foreign currency translation adjustment	—	205
Reclassification of loss on derivatives due to repayment of hedged debt	—	4,735
Change in valuation of hedging derivative instruments	—	511

Comprehensive loss		(165,368)

Contributions	480,548	3,156
Contribution from general partner related to amortization of unearned stock-based compensation	—	1,649
Repurchase of units	(87,906)	(1,318)
Redemption of OP Units	313,930	6,502
Allocations from redeemable OP Units	—	26,533
Distributions	—	(1,344)

Balance at December 31, 2002	45,230,719	$915,000
Comprehensive loss:
Net loss	—	(404,437)
Foreign currency translation adjustment	—	6,075

Comprehensive loss		(398,362)

Contributions	20,751,227	134,439
Contribution from general partner related to amortization of unearned stock-based compensation	—	1,349
Repurchase of units	(77,119)	(376)
Redemption of OP Units	884,797	21,761
Allocations to redeemable OP Units	—	(17,514)

Balance at December 31, 2003	66,789,624	$656,297

            See accompanying notes to the consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Dollars in thousands)

	2003	2002	2001

Operating activities:
Net loss	$(404,437)	$(170,819)	$(44,485)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	111,891	125,365	119,265
Loss on asset impairments	320,037	78,732	43,582
Loss on sale of assets, before tax effect	2,356	21,197	2,176
Gain on early extinguishments of debt	(4,085)	—	—
Loss on fair value of non-hedging derivatives	—	4,735	6,666
Write-down of note receivable with Interstate Hotels & Resorts	—	14,517	—
Write-down of investment in STS Hotel Net	—	—	2,112
Minority interests	(62)	(15)	(48)
Amortization of unearned stock-based compensation	2,544	4,543	2,263
Change in value of interest rate swaps	(3,977)	(7,612)	—
Deferred income taxes	(3,923)	(2,271)	(1,543)
Changes in operating assets and liabilities:
Accounts receivable	(7,881)	(9,650)	2,855
Prepaid expenses and other assets	(345)	(3,401)	(2,039)
Due from/to Interstate Hotels & Resorts	5,911	6,757	13,344
Accounts payable, accrued expenses, accrued interest and other liabilities	(35,166)	(4,180)	3,020

Net cash (used in) provided by operating activities	(17,137)	57,898	147,168

Investing activities:
Capital expenditures for property and equipment	(36,190)	(47,347)	(44,476)
Proceeds from sales of assets	127,885	60,650	10,400
Purchases of marketable securities	18,040	—	—
Sales of marketable securities	(18,040)	—	—
Hotel operating cash received in lease conversions	—	—	3,257
Net payments from (advances to) Interstate Hotels & Resorts	42,052	(7,500)	(36,000)
Increase (decrease) in restricted cash	(22,158)	939	(1,386)
Costs associated with disposition program and other, net	(6,821)	(2,476)	(719)

Net cash provided by (used in) investing activities	104,768	4,266	(68,924)

Financing activities:
Principal payments on long-term debt	(245,711)	(352,466)	(871,467)
Proceeds from issuance of long-term debt	271,000	305,258	933,250
Deferred financing fees	(10,532)	(4,806)	(18,927)
Contributions from partners	95,358	3,153	847
Distributions paid to partners	(565)	(3,060)	(97,539)
Purchase of limited partnership unit	(65)	—	—
Repurchase of units	—	—	(1,513)

Net cash provided by (used in) financing activities	109,485	(51,921)	(55,349)

Effect of exchange rate changes on cash and cash equivalents	(129)	205	304

Net increase in cash and cash equivalents	196,987	10,448	23,199
Cash and cash equivalents, beginning of year	33,889	23,441	242

Cash and cash equivalents, end of year	$230,876	$33,889	$23,441

                      See accompanying notes to the consolidated financial statements.

	2003	2002	2001

Supplemental Cash Flow Information
Cash paid for interest and income taxes:
Interest, net of capitalized interest	$144,856	$132,977	$105,732
Income taxes	2,131	827	698
Non Cash investing and financing activities:
Notes payable to MeriStar Hospitality redeemed in exchange for Common OP units	$38,078	$—	$—
Redemption of OP units	21,761	6,502	5,428
Issuance of POPs	—	2,894	1,243
POPs converted to OP units	921	2,915	—
Issuance of Common OP units for restricted stock issued by MeriStar Hospitality	1,153	—	—
We received the following operating assets and assumed the following liabilities in connection with our lease conversion in 2001:
Accounts receivable			$47,200
Prepaid expense and other			13,500
Furniture and fixtures, net of accumulated depreciation of $163			152
Investment in affiliates, net			1,629

Total operating assets received			$62,481

Accounts payable and accrued expenses			$65,706
Long-term debt			32

Total liabilities assumed			$65,738

                      See accompanying notes to the consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

1.          Organization

      MeriStar Hospitality Operating Partnership, L.P. is the subsidiary operating partnership of MeriStar Hospitality Corporation, which is a real estate investment trust, or REIT. We own a portfolio of primarily upscale, full-service hotels and resorts in the United States and one in Canada. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of December 31, 2003, we owned 92 hotels with 24,733 rooms, all of which were leased by our taxable subsidiaries and managed by Interstate Hotels & Resorts, Inc. (“Interstate Hotels”). We have sold nine hotels with 2,197 rooms since January 1, 2004. Ten of the remaining 83 hotels are currently planned for disposition.

      On January 1, 2001, changes to the federal tax laws governing REITs, commonly known as the REIT Modernization Act, or RMA, became effective. As permitted by the RMA, we formed a number of wholly-owned taxable subsidiaries to lease our real property. The RMA prohibits our taxable subsidiaries from engaging in the following activities:

•	Managing the properties they lease (our taxable subsidiaries must enter into an “arm’s-length” management agreement with an independent third-party manager actively involved in the trade or business of hotel management and manages properties on behalf of other owners);

•	Leasing a property that contains gambling operations; and

•	Owning a brand or franchise.

      Our taxable subsidiaries are parties to management agreements with a subsidiary of Interstate Hotels to manage all of our hotels. Under these management agreements, the taxable subsidiaries pay a management fee for each property to a subsidiary of Interstate Hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases. Under the management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. All of the agreements expire in 2010 and have three renewal periods of five years each at the option of Interstate Hotels, subject to some exceptions.

2.	Summary of Significant Accounting Policies

      Principles of Consolidation. Our consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation. In December 2003, the Financial Accounting Standards Board (FASB) revised its Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities,” previously issued in January 2003, to eliminate from its scope entities that are deemed to be a business (as defined in the interpretation) unless they meet certain conditions therein specified. The application of this revised interpretation had no effect on our results of operations or financial condition as we do not have an interest in any such variable interest entity.

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

      Property and Equipment. We record our property and equipment at cost or at fair value at the time of contribution for contributed property. We use the straight-line method for depreciation. We depreciate the majority of our buildings and improvements over a life of 40 years. We depreciate furniture, fixtures and equipment over lives ranging from five to seven years. For the years ended December 31, 2003, 2002 and 2001, we capitalized interest of $3.1 million, $4 million, and $6.1 million, respectively.

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

      We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. If material to our total portfolio, we segregate the assets and liabilities relating to our held for sale properties on our consolidated balance sheet.

      Intangible Assets. Intangible assets consist primarily of deferred financing fees. We amortize these deferred fees on a straight-line basis (which approximates the interest method) over the lives of the related borrowings.

      Cash Equivalents and Restricted Cash. We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds. Restricted cash represents amounts held in escrow in accordance with the requirements of certain of our credit facilities.

      Revenue Recognition. Our revenues are derived from the operations of our hospitality properties, including room, food and beverage revenues. We recognize hotel operational revenues as hotel services are delivered. We also derive revenues from the leases of office, retail and parking rentals, whereby we generally recognize the revenue on a straight-line basis over the terms of the respective leases.

      Impairment or Disposal of Long-Lived Assets. We adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on January 1, 2002. SFAS No. 144 requires the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of on or after January 1, 2002 and where we have no continuing involvement to be recorded as discontinued operations. Any gains or losses on final disposition are also included in discontinued operations.

      The provisions of SFAS No. 144 also require that whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired that an analysis be performed to determine the recoverability of the asset’s carrying value. We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

      Accounting for Costs Associated with Exit or Disposal Activities. We adopted the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” on January 1, 2003. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Our strategy includes the disposition of certain hotel assets, all of which are managed under agreements that typically require payments to Interstate Hotels as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided to Interstate Hotels. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale. For further discussion of potential termination obligations, see “Asset Dispositions” included in Item 7 of this Annual Report on Form 10-K.

      Gains and Losses From Extinguishments of Debt. We adopted the provisions of SFAS No. 145, “Rescission of FASB Statements No. 4, No. 44 and No. 64, Amendment of SFAS No. 13, and Technical Corrections,” on January 1, 2003. The rescission of SFAS No. 4 and No. 64 requires that all gains and losses from extinguishments of debt be classified as extraordinary only if the gains and losses are from unusual or infrequent transactions. It also requires prior period gains or losses that are not from unusual and infrequent transactions to be reclassified. See Note 6 for details on the early extinguishment of substantially all of our 4.75% notes payable to MeriStar Hospitality due 2004 and a significant portion of our 8.75% notes payable to MeriStar Hospitality due 2007 during the year ended December 31, 2003.

      Stock-Based Compensation. We adopted the recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, on January 1, 2003 for new stock options issued under compensation programs sponsored by MeriStar Hospitality. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. During the year ended December 31, 2003, MeriStar Hospitality granted 235,000 stock options to employees which vest ratably over three years. Compensation costs related to these stock options are included in general and administrative expenses on the accompanying consolidated statement of operations. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for stock options issued under compensation programs prior to January 1, 2003. As MeriStar Hospitality granted these stock options at fair market value, no compensation cost has been recognized. For other equity-based compensation plans, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant.

      Pro forma information regarding net loss and loss per unit is required by SFAS No. 123, and has been determined as if we had accounted for employee stock options under the fair value method. We estimated the fair value for these options at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001

Risk-free interest rate	2.1%	2.1%	3.6%
Dividend rate	—	—	$1.525
Volatility factor	0.04	0.04	0.57
Weighted average expected life	4.12 years	3.77 years	3.10 years

      Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net loss and per unit amounts would have been adjusted to the pro forma amounts indicated as follows (in thousands, except per unit amounts):

	Year Ended December 31,
	2003	2002	2001

Net loss, as reported	$(404,437)	$(170,819)	$(44,485)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	3,090	4,692	4,434
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(3,617)	(5,526)	(9,098)

Net loss, pro forma	$(404,964)	$(171,653)	$(49,149)

Loss per unit:
Basic and diluted, as reported	$(7.52)	$(3.51)	$(0.95)
Basic and diluted, pro forma	$(7.52)	$(3.52)	$(1.04)
Weighted average fair value of options granted	$0.23	$0.72	$6.59

      These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per unit in future years.

      Income Taxes. We account for income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the tax consequences on future years of differences between the tax and financial reporting bases of assets and liabilities. As a partnership, we are not subject to federal income tax. We are subject to state and local taxes in certain jurisdictions.

      Foreign Currency Translation. We sold three of our four Canadian hotels in December 2003. We maintained the results of operations for our Canadian hotels in Canadian dollars and translated those results to U.S. dollars using the average exchange rates for each period. We translated assets and liabilities using the exchange rate in effect at the balance sheet date. We reflected any resulting translation adjustments in accumulated other comprehensive loss.

      Accounting for Guarantees. FASB FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34, became effective on January 1, 2003. The interpretation requires recognition of liabilities at their fair value for newly-issued guarantees. We have no guarantees which require recognition under the provisions of this interpretation.

      Derivative Instruments and Hedging Activities. Our interest rate risk management objective is to limit the effect of interest rate changes on earnings and cash flows. While all of our outstanding debt is currently fixed rate, we look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for cash flow hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on whether the derivative has been designated as a hedge. SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” became effective on July 1, 2003. The statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying derivative, and amends certain other provisions. This statement applies to any freestanding financial derivative instruments entered into or modified after June 30, 2003. This standard did not affect our results of operations or financial condition as we have not entered into any freestanding financial derivative instruments since June 30, 2003.

      Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” in May 2003. The provisions of the statement require many instruments which were previously classified as equity to now be classified as a liability (or an asset in some circumstances), including: mandatorily redeemable instruments, instruments with repurchase obligations and instruments with obligations to issue a variable number of shares. The statement applied immediately to any such financial instrument entered into or modified after May 31, 2003, and to all other instruments on July 1, 2003. We have not entered into or modified any financial instruments within the scope of this standard subsequent to May 31, 2003, nor do we have any existing financial instruments that fall within the scope of SFAS No. 150.

      Classification. We have reclassified certain prior year amounts to conform to the current year presentation.

3.          Property and Equipment

      Property and equipment consisted of the following (in thousands):

	December 31,
	2003	2002

Land	$238,772	$277,642
Buildings and improvements	1,930,155	2,250,703
Furniture, fixtures and equipment	284,602	331,899
Construction-in-progress	28,223	34,811

	$2,481,752	$2,895,055

      For the years ended December 31, 2003 and 2002, we capitalized interest of $3.1 million and $4.0 million, respectively.

      In late 2002, due to the decision to market non-core assets as a part of our program to dispose of assets that do not fit our long-term strategy and changes in economic conditions, we performed an analysis to determine the recoverability of each of our hotel properties. Assets we have identified as “non-core” typically have one or more of the following characteristics: secondary market locations, secondary brand affiliations, higher than average future capital expenditure requirements, limited future growth potential, or an over-weighted market location.

      We recognized an impairment loss in 2002 on certain non-core assets we were then actively marketing. Late in the first quarter of 2003, we expanded our asset disposition program to include a total of 16 non-core assets and recognized an impairment loss of $56.7 million as a result of the change in our expected holding period for these assets.

      During the second quarter of 2003, we made the determination to dispose of an additional 19 non-core assets, and due to the market interest in certain of our other hotel assets, we decided to add an additional six assets to our disposition program. Due to this change in our expected holding period for these assets, we recognized an additional impairment loss of $208 million related to the contemplated disposition of these 41 assets during the second quarter of 2003.

      During the third quarter of 2003, we made the determination to dispose of one additional asset and retain one of our assets previously included in our disposition program. We also changed our expected holding period for another asset and revised our estimated sales prices on certain other assets included in our disposition program and recognized an additional impairment loss of $21 million.

      During the fourth quarter of 2003, we made the determination to retain eight of our assets previously included in our disposition program, and revised our estimated sales prices on certain other assets. We recognized an additional impairment loss of $9.4 million.

      The impairment charges are based on our estimates of the fair value of the properties included in our disposition program. These estimates require us to make assumptions about the sales prices that we expect to realize for each property as well as the timing of a potential sale. In making these estimates, we consider the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates have reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual results could differ materially from these estimates.

4.          Assets Held for Sale

      Seven of the 19 properties included in our disposition program met our criteria for held for sale classification as of December 31, 2003. The other assets included in our asset disposition program did not meet the probability criteria as prescribed by SFAS No. 144 to classify as held for sale. See Note 17 for sales activity subsequent to year end.

      Assets held for sale consisted of the following (in thousands). Prior year balances have been reclassified to conform to the current year presentation:

	December 31,
	2003	2002

Land	$5,061	$10,969
Buildings and improvements	43,391	101,066
Furniture, fixtures and equipment	2,759	12,642
Construction-in-progress	1,114	1,177

	52,325	125,854
Accumulated depreciation	(1,156)	(15,648)

	$51,169	$110,206

5.          Investment in Affiliate

      In 1999, we invested $40 million in MeriStar Investment Partners, L.P. (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a partnership interest, in which we earn a 16% cumulative preferred return. While the return on this investment is preferred and cumulative, the underlying investment ranks equally with the investments of the other investors in MIP. We recognize the return quarterly as it becomes due to us. As of December 31, 2003, cumulative preferred returns of $19.6 million were due from MIP. We reserved a portion of this balance during 2003, and have included the net $18.2 million in accounts receivable on the accompanying consolidated balance sheet. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return and from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets. Given the current economic environment, we do not expect MIP’s operations to provide adequate cash flow in the near term for significant payment of our current returns or repayments of our cumulative unpaid preferred returns. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

      While we believe that our current and cumulative returns continue to be fully collectible, the current value of our underlying investment has declined due to the continued decline in MIP’s cash flow, particularly driven by results in four of its hotel markets. While we believe that the cash flow, and thus the value of our investment in MIP, will be recoverable over time, we expect that any such recovery will take a number of years to achieve. The accounting rules for cost basis investments require that declines in value that are other than temporary be recognized currently. Since the decline in the value of our underlying investment in MIP is other than temporary, we recognized an impairment loss of $25 million during the fourth quarter of 2003.

6.          Long-Term Debt and Notes Payable to MeriStar Hospitality

      Long-term debt consisted of the following (in thousands):

	December 31,
	2003	2002

Senior unsecured notes	$950,000	$950,000
Secured facility, due 2009	309,035	314,626
Secured facility, due 2013	100,765	—
Mortgage and other debt	27,011	38,030
Unamortized issue discount	(5,256)	(6,059)

Long-term debt	$1,381,555	$1,296,597

Notes payable to MeriStar Hospitality	$257,143	$359,300
Unamortized issue discount	(670)	(1,795)

Notes payable to MeriStar Hospitality	$256,473	$357,505

Total long-term debt and notes payable to MeriStar Hospitality	$1,638,028	$1,654,102

      Aggregate future maturities as of December 31, 2003 were as follows (in thousands):

2004	$13,164
2005	10,268
2006	11,125
2007	94,822
2008	310,255
Thereafter	1,198,394

$1,638,028

      As of December 31, 2003, all of our debt bore fixed rates of interest. Our overall weighted average interest rate was 8.9%. Based on market prices at December 31, 2003, the fair value of our long-term debt was $1.73 billion.

      Credit facility. On December 23, 2003, we entered into a new three-year $50 million senior credit facility, secured by six of our hotels, and terminated our previous credit facility. In connection with this termination, we wrote off approximately $0.5 million in unamortized deferred financing fees. The write off is included in depreciation and amortization on the accompanying consolidated statement of operation. The facility carries an annual interest rate of the London Interbank Offered Rate, or LIBOR, plus 450 basis points. As of December 31, 2003, we had no outstanding borrowings under this facility. We incurred approximately $2.7 million in debt issuance costs related to the facility.

      Our new $50 million senior credit facility contains financial and other restrictive covenants. Our ability to borrow under this facility is subject to financial covenants, including leverage, fixed charge coverage and interest coverage ratios and minimum net worth requirements. Our compliance with these covenants in future periods will depend substantially upon the financial results of our hotels. The agreement governing our new senior credit facility limits our ability to effect mergers, asset sales and change of control events and limits the payments of dividends other than those required for MeriStar Hospitality to maintain its status as a REIT and our ability to incur additional secured and total indebtedness.

      Senior unsecured notes. In February 2002, we issued $200 million aggregate principal amount of 9.125% senior unsecured notes due 2011. In December 2001, we issued $250 million aggregate principal amount of 10.5% senior notes due June 2009. In January 2001, we issued $300 million aggregate principal amount of 9.0% senior notes due 2008 and $200 million of 9.125% senior notes due 2011. The net proceeds from the sales of these notes were used to repay amounts outstanding under a previous credit facility. See Note 17 for repurchase activity subsequent to year end.

      The total $950 million notes are unsecured obligations of certain subsidiaries of ours, and MeriStar Hospitality guarantees payment of principal and interest on the notes. These notes contain various restrictive incurrence covenants, limiting our ability to initiate or transact certain business activities if specific financial thresholds are not achieved. One of those thresholds is having a 2 to 1 proforma fixed charge coverage ratio (as defined in the indentures, fixed charges only include interest on debt obligations and preferred equity) in order to enter into certain types of transactions. As of December 31, 2003, our fixed charge coverage ratio was below 2 to 1, and therefore we were not permitted generally to enter into certain transactions, including the incurrence of any additional debt, the repayment of outstanding debt before it comes due, or the payment of dividends by MeriStar Hospitality, except as noted below.

      There are certain exceptions with respect to the incurrence of additional debt and early repayment of debt features in the indentures. We have the ability to incur up to $250 million of secured financing within restricted subsidiaries, subject to meeting other maintenance tests under the indentures. We also have a general carve-out to incur $50 million of unspecified borrowings within a restricted subsidiary. Additionally, we are permitted to repay subordinated debt prior to its maturity from the proceeds of an equal or junior financing with a longer term than the debt refinanced, an equity offering, or a financing within an unrestricted subsidiary.

      Secured facilities. On September 26, 2003, as permitted by the indentures to our senior unsecured notes and senior subordinated notes, we completed a $101 million commercial mortgage-backed securities financing, secured by a portfolio of four hotels. The loan carries a fixed annual interest rate of 6.88% and matures in 2013. We incurred approximately $1.2 million in debt issuance costs related to the facility. The proceeds will be used to repay debt carrying higher interest rates, or to fund capital expenditures or acquisitions to the extent that higher interest rate debt cannot be acquired at attractive prices.

      We completed a $330 million non-recourse financing secured by a portfolio of 19 hotels in 1999. The loan bears a fixed annual interest rate of 8.01% and matures in 2009. The secured facility contains standard provisions that require the servicer to maintain in escrow cash balances for certain items such as property taxes and insurance. In addition, the facility contains a provision that requires our mortgage servicer to retain in escrow the excess cash from the encumbered hotels after payment of debt service (“Excess Cash”), if net hotel operating income (“NOI”) for the trailing twelve months declines below $57 million. This provision was triggered in October 2002 and will be effective until the hotels generate the minimum cash flow required for two consecutive quarters, at which time the cash being held in escrow will be released to us. Approximately $27.2 million of cash was held in escrow under this provision as of December 31, 2003. In July 2003, we signed an amendment to the loan agreement that permits the release of cash placed in escrow for all capital expenditures incurred on the 19 encumbered properties on or after April 1, 2003. Although the servicer will continue to retain in escrow any excess cash from the encumbered hotels, they will release cash for all capital expenditures we have incurred from April 1, 2003 through the date of the amendment and future capital expenditures we incur on the 19 properties. Escrowed funds totaling approximately $18.4 million were available to fund capital expenditures under this provision as of December 31, 2003.

      Mortgage and other debt. In connection with the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, we assumed mortgage debt secured by seven hotels. We repaid two of the mortgages in 2003 totaling $8.5 million, two of the mortgages in 2002 totaling $11.9 million, and one of the mortgages in 2001 totaling $4.0 million. The remaining two mortgages mature in 2011 and 2012 with interest rates of 8.8% and 9.0%, respectively.

      Notes payable to MeriStar Hospitality. On July 1, 2003, MeriStar Hospitality completed an offering of $170 million aggregate principal amount of 9.5% convertible subordinated notes due 2010. In conjunction with this transaction, we borrowed $170 million from MeriStar Hospitality under terms matching those of the 9.5% convertible subordinated notes. We incurred approximately $6.5 million in debt issuance costs related to the issuance.

      The proceeds from the new borrowing were used to repurchase $150.6 million of our $154.3 million 4.75% notes payable to MeriStar Hospitality due 2004, at varying prices, resulting in an aggregate discount of approximately $1.4 million. We recognized this gain during the third quarter of 2003. The remaining proceeds from the issuance were also used to repurchase a portion of our 8.75% notes payable to MeriStar Hospitality due 2007, which are described in more detail below.

      The 8.75% notes payable to MeriStar Hospitality due 2007 are unsecured obligations, and provide for semi-annual payments of interest each February 15 and August 15. The related indenture contains various restrictive covenants, which are similar to those in our senior unsecured notes.

      A portion of the proceeds from the July 2003 issuance of 9.5% notes payable to MeriStar Hospitality due 2010 discussed above were used to repurchase $22.6 million principal amount of our 8.75% notes payable to MeriStar Hospitality due 2007, at varying prices, resulting in an aggregate discount of approximately $1.5 million. We also repurchased a further $59.8 million of these notes, at varying prices, resulting in an aggregate loss of approximately $0.3 million. Also during 2003, we redeemed $39.2 million of these notes in exchange for 6,669,506 common OP units, resulting in a gain of $1.5 million. In connection with the exchanges, we wrote off deferred financing costs totaling $0.5 million. See Note 17 for further redemption activity subsequent to year end.

      Derivatives. We had three swap agreements that did not qualify for treatment as cash-flow hedges under SFAS No. 133, expire since September 30, 2002, one in December 2002, one in April 2003 and one in July 2003. As of December 31, 2003, we had no outstanding derivative instruments.

      During the year ended December 31, 2003, we recognized $4.0 million of income related to the decrease in fair value of the liability recorded for the interest rate swap in place in that time period. For the year ended December 31, 2003, we made cash payments on this swap of $4.0 million. The change in fair value and the swap payments are netted together on our statement of operations, resulting in no effect.

      During the year ended December 31, 2002, we recognized $7.6 million of income related to the decrease in fair value of the liability recorded for the interest rate swaps in place in that time period. For the year ended December 31, 2002, we made cash payments on those swaps of $12.1 million. The change in fair value and the swap payments are netted together on our statement of operations. During the year ended December 31, 2002, we also recognized a $4.7 million loss on the fair value of derivatives no longer providing a hedge due to the repayment of the hedged debt.

      For the year ended December 31, 2001, we made cash payments on our swaps of $6.3 million. We also recognized a $6.6 million loss on the fair value of derivatives no longer providing a hedge due to the repayment of the hedged debt.

7.          Income Taxes

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

      Our income taxes were allocated as follows (in thousands):

	2003	2002	2001

Tax benefit on loss from continuing operations	$(3,094)	$(1,157)	$(491)
Tax benefit on discontinued operations	(662)	(764)	(642)

Total income tax benefit	$(3,756)	$(1,921)	$(1,133)

      Our effective income tax rate is as follows:

	2003	2002	2001

State and local taxes (weighted average rate)	0.9%	1.0%	1.5%
Difference in effective rate on foreign subsidiaries	—	0.1	1.0

	0.9%	1.1%	2.5%

      The components of income tax (benefit) expense were as follows as of December 31 (in thousands):

	2003	2002	2001

Current:
State	$167	$350	$320
Foreign	—	—	90

	167	350	410
Deferred:
Federal	—	337	(337)
State	(3,835)	(2,520)	(1,118)
Foreign	(88)	(88)	(88)

	(3,923)	(2,271)	(1,543)

	$(3,756)	$(1,921)	$(1,133)

      The tax effects of the principal temporary differences that give rise to our net deferred tax liability were as follows (in thousands):

	December 31,
	2003	2002

Basis difference in fixed assets	$3,505	$5,428
Amortization	(526)	(605)
Accrued expenses	353	374
Net operating loss carryforwards	(2,343)	—
Other	(53)	(338)

Net deferred tax liability	$936	$4,859

      For state and local income tax purposes, the aggregate net operating loss (NOL) carryforward, prior to apportionment, for the REIT was $130.8 million and $38.2 million as of December 31, 2003 and 2002, respectively. The net operating loss for any jurisdiction, state or local, is subject to the laws of that jurisdiction and may differ from the aggregate NOL carryforward noted above for reasons other than apportionment. Such differences in NOL characteristics may arise from, but are not limited to, carry over period limitations and asset recovery methods that are different from the federal income tax rules. We have recorded a deferred tax asset relating to the NOL carryovers for states where we are subject to corporate level tax, based on our ability to use the losses against future income and as an offset to our net deferred tax liability relating to such state taxes.

      The most significant component of our deferred tax liability continues to be the basis difference in our fixed assets. At the time of the merger between CapStar Hotel Company and American General Hospitality Corporation in 1998, we established a new basis for the acquired assets and assumed liabilities based on their fair values at the time of the merger. We established a net deferred income tax liability for the estimated future state and local income tax effect for differences between the accounting and tax bases of these assets and liabilities. As of December 31, 2003, this component of the deferred tax liability was $3.5 million.

      For federal income tax purposes, the NOL carryforward for our taxable subsidiaries was $63.7 million and $25.6 million as of December 31, 2003 and 2002, respectively. Based on our projections of the taxable subsidiaries’ ability to utilize the NOL carryforward, we have recorded a valuation allowance to reduce the carrying value of the NOL carryforward deferred tax asset to zero at both December 31, 2003 and 2002.

8.	Partnership Units and Minority Interests

      OP Units. Third parties hold outstanding units of limited partnership interest in us. These units are redeemable at the option of the holder for a like number of the shares of common stock of MeriStar Hospitality, or cash, or a combination thereof, at the election of MeriStar Hospitality. Due to the redemption rights of these units held by third parties, the units have been excluded from partners’ capital and classified as redeemable OP Units on the accompanying balance sheet and measured at redemption value as of the end of the periods presented. At December 31, 2003 and 2002, there were 3,117,971 and 3,802,768, respectively, redeemable units outstanding. Excluding outstanding Profits-Only OP Units at the end of each year, the value of the other redeemable units was based on the closing market price of MeriStar Hospitality’s common stock at December 31, 2003 and 2002, which was $6.51 and $6.60, respectively. Profits-Only OP Units are based on their fair value at date of grant. In addition, there were 392,157 Class D Preferred OP Units outstanding at December 31, 2003 and 2002, with a redemption value of $22.16 per unit.

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

Holders of Class D OP Units receive a 6.5% cumulative annual preferred return based on an assumed price per common share of $22.16; the return is compounded quarterly to the extent not paid on a current basis, and holders are entitled to a liquidation preference of $22.16 per Class D OP Unit. All of our net income and capital received (after payment of the annual preferred return and, if applicable, the liquidation preference) will be shared by the holders of the Common OP Units in proportion to the number of Common OP Units in us owned by each such holder. As of December 31, 2003 and 2002, outstanding OP units were 70,299,752 and 49,425,644, respectively.

      Each Common OP Unit, Class B OP Unit, and Class C OP Unit held by third-parties is redeemable by the holder for cash in an amount equal to the market value of a share of MeriStar Hospitality’s common stock or, at our option, for one share of MeriStar Hospitality’s common stock, determined in accordance with the terms of our partnership agreement. We have the option to redeem the Class D OP Units at any time after April 1, 2000, at a price of $22.16 per share for cash or, at our option, for shares of MeriStar Hospitality’s common stock having a value equal to the redemption price. The holders have the option to redeem the Class D OP Units at any time for cash or, at the option of the holders, for shares of MeriStar Hospitality’s common stock having a value equal to $22.16 per share.

      In September 2003, MeriStar Hospitality issued 13,800,000 shares of its common stock at a price of $7.20 per share ($95.3 million of net proceeds). In connection with this issuance, MeriStar LP, Inc., a wholly-owned subsidiary of MeriStar Hospitality, contributed the net proceeds to us in exchange for the same number of Common OP Units, thereby increasing their limited partner interest from 90 percent to approximately 93 percent.

      During 2003, we issued 6,669,506 Common OP Units in exchange for the redemption of $39.2 million of our 8.75% notes payable to MeriStar Hospitality due 2007. See Note 17 for exchange activity subsequent to year end.

      Also during 2003, MeriStar Hospitality issued 231,721 shares of restricted stock to employees pursuant to employment agreements, with an aggregate value of $1.2 million.

      POPs totaling 50,000 were relinquished in connection with the formal separation of management functions with Interstate Hotels during the first quarter of 2003. MeriStar Hospitality also issued 50,000 shares of its common stock to a former executive officer and director in connection with the separation.

      OP Unit holders converted 885,000, 414,000 and 250,000 of OP Units into MeriStar Hospitality’s common stock during the years ended December 31, 2003, 2002, and 2001, respectively. There were no conversions for cash during these years.

      Distributions. We did not declare or pay any distributions in 2003.

      On March 30, 2002, June 26, 2002, and September 25, 2002, we declared our first, second, and third quarter distributions for 2002, respectively, equivalent to an annual rate of $0.03 per Common OP Unit. We did not declare a distribution in the fourth quarter. The amount of the distribution for each quarter was $0.01 per unit. The distributions were paid on April 30, 2002, July 31, 2002, and October 31, 2002.

      On March 21, 2001, June 28, 2001, September 18, 2001, and December 17, 2001, we declared our first, second, third and fourth quarter distributions for 2001, respectively, equivalent to an annual rate of $1.525 per Common OP Unit. The amount of the distribution for each of the first three quarters was $0.505 per unit and $0.01 per unit for the fourth quarter. The distributions were paid on April 30, 2001, July 31, 2001, October 12, 2001, and January 31, 2002.

9.	Loss Per Unit

      The following table presents the computation of basic and diluted loss per unit:

	Year Ended December 31,

	2003	2002	2001

Basic and Diluted Loss Per Unit:
Loss from continuing operations	$(269,301)	$(77,241)	$(18,878)
Dividends paid on unvested MeriStar Hospitality restricted stock	—	(4)	(505)
Preferred distributions	(565)	(565)	(565)

Loss available to common unitholders	(269,866)	(77,810)	(19,948)
Weighted average number of OP Units outstanding	53,877	48,883	48,364

Basic and diluted loss per unit from continuing operations	$(5.01)	($1.59)	$(0.41)

10.	Related-Party Transactions

Due to/from Interstate Hotels & Resorts

      In the normal course of managing our hotel properties, Interstate Hotels incurs day-to-day operating costs which are reimbursed by us. The balance due to Interstate Hotels of $16.4 million at December 31, 2003 included management fees due for each hotel, and reimbursements due for insurance, employee benefits, sales and marketing expenses, and other miscellaneous operating expenses. These amounts are normally paid within 30 days. The balance also included accrued termination obligations related to our asset dispositions.

      Pursuant to an intercompany agreement, we and Interstate Hotels provide each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, Interstate Hotels has a right of first refusal, under certain circumstances, to become the manager of any real property we acquire. We also may provide each other with certain services. These may include administrative, renovation supervision, corporate, accounting, finance, risk management, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services, for which Interstate Hotels is compensated in an amount that we would be charged by a third party for comparable services. During the years ended December 31, 2003, 2002 and 2001, we paid Interstate Hotels a net amount of $0.07 million, $0.5 million, and $0.1 million, respectively, for such services.

Note Receivable From Interstate Hotels & Resorts

      Under a revolving credit agreement with Interstate Hotels through July 31, 2002, we had the ability to lend Interstate Hotels up to $50 million for general corporate purposes. As of December 31, 2001, Interstate Hotels owed us $36 million under this agreement. Effective January 1, 2002, Interstate Hotels issued us a term note for $13.1 million, which refinanced outstanding accounts payable owed to us.

      In connection with the merger that created Interstate Hotels on July 31, 2002, we amended the terms of certain loans outstanding to Interstate Hotels, combining them into a term loan agreement with a principal balance of $56.1 million and a maturity date of July 31, 2007. The interest rate was 650 basis points over the 30-day LIBOR. This term loan was subordinate to Interstate Hotels’ new bank credit agreement.

      In late December 2002, we reached an agreement to settle the term loan with Interstate Hotels for $42.1 million, plus accrued interest, which was paid in January 2003. We incurred a $14.5 million charge in 2002, including expenses of the transaction, related to this settlement.

      During 2002 and 2001, we earned interest of $4.8 million, and $5.0 million, respectively, from these lending arrangements.

Other Related-Party Transactions

      Of the $300 million aggregate principal amount of 9.0% senior unsecured notes due in 2008 we issued in January 2001, $30 million principal amount was issued at a price of 99.688% to an affiliate of Oak Hill Capital Partners. The terms and conditions of the notes purchased were identical to those purchased by third parties.

      Of the $200 million aggregate principal amount of 9.125% senior unsecured notes due in 2011 we issued in January 2001, $20 million principal amount was issued at a price of 99.603% to an affiliate of Oak Hill Capital Partners. The terms and conditions of the notes purchased were identical to those purchased by third parties.

      Of the $250 million aggregate principal amount of 10.5% senior unsecured notes due in 2009 we issued in December 2001, $23 million principal amount was issued at a price of 99.368% to an affiliate of Oak Hill Capital Partners. The terms and conditions of the notes purchased are identical to those purchased by third parties.

11.	Incentive Compensation

      MeriStar Hospitality sponsors an incentive compensation plan in which employees of the operating partnership participate. Under the plan, MeriStar Hospitality is authorized to award up to a maximum of 12.5% of its outstanding shares of common stock to officers or other key employees. These awards may be granted in cash, restricted shares of common stock or options to purchase common stock. Upon issuance of any restricted stock or stock options under the plan, MeriStar Hospitality is obligated to contribute the proceeds to us in exchange for an equal number of OP units. As of December 31, 2003, 8,348,703 shares of common stock were authorized to be awarded, of which 4,052,975 shares remain available for award.

      Under the incentive plan for non-employee directors, we are authorized to award up to 500,000 options to purchase common stock to our non-employee directors. As of December 31, 2003, 210,000 shares remain available for award.

Stock Options

      Stock options to officers, other key employees or directors are exercisable in three annual installments and expire ten years from the grant date.

      Stock option activity for 2003, 2002 and 2001 was as follows:

	Incentive Plan		Directors’ Plan

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Outstanding at January 1, 2001	4,785,334	$22.68	115,000	$21.34
Granted	88,500	13.33	47,500	23.00
Exercised	(41,839)	16.12	—	—
Canceled	(2,194,165)	26.87	—	—

Outstanding at December 31, 2001	2,637,830	19.47	162,500	21.83
Granted	707,500	11.03	92,500	11.09
Exercised	(201,296)	15.45	—	—
Canceled	(164,829)	20.10	—	—

Outstanding at December 31, 2002	2,979,205	17.59	255,000	17.93
Granted	200,000	4.39	35,000	5.90
Canceled	(405,322)	23.26	—	—

Outstanding at December 31, 2003	2,773,883	$15.82	290,000	$16.48

Shares exercisable at December 31:
2001	2,020,759	$20.09	80,000	$21.69

2002	2,191,049	$19.81	119,167	$21.79

2003	2,074,402	$17.99	177,500	$20.52

      The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual Life	Exercise	Number	Exercise
Exercise Prices	Outstanding	(in years)	Price	Exercisable	Price

$ 2.93 to $ 5.92	207,500	9.20	$4.35	—	$—
$ 6.60 to $ 7.42	357,500	9.00	$7.36	110,003	$7.42
$ 7.73 to $13.33	346,000	8.45	$11.43	144,839	$11.82
$14.50 to $14.50	7,500	8.04	$14.50	2,500	$14.50
$14.88 to $14.88	375,000	5.95	$14.88	375,000	$14.88
$15.60 to $15.64	337,451	3.23	$15.64	314,120	$15.64
$16.25 to $19.00	242,750	7.58	$17.38	129,420	$17.40
$19.19 to $19.19	700,000	5.10	$19.19	700,000	$19.19
$19.75 to $29.44	391,757	4.80	$24.23	377,595	$24.28
$29.44 to $31.42	98,425	3.87	$31.01	98,425	$31.01

	3,063,883			2,251,902

Other Stock-Based Compensation

      As of December 31, 2003, Meristar Hospitality has granted 853,221 shares of restricted stock to our employees or to those of an affiliate. This restricted stock vests ratably over three- or five-year periods.

      On March 29, 2000, we granted 462,500 Profits-Only OP Units, or POPs, to some of our employees pursuant to our POPs Plan. These POPs were originally eligible for vesting based on our achievement of certain financial performance criteria. During 2001, we converted the 387,500 of outstanding POPs to fixed awards and extended the vesting period to 2004. On April 16, 2001, we granted 350,000 POPs to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over three years. On April 1, 2002, we granted 25,000 POPs to some of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over five years. On May 1, 2002, we granted 162,500 POPs to one of our employees pursuant to our POPs Plan. These POPs are fixed awards and vest ratably over three years. There were 687,500 POPs outstanding and 588,195 POPs vested as of December 31, 2003.

12.	Separation and Restructuring Charges

      In 2002, we incurred $3.2 million of costs related to the formal separation of management functions from Interstate Hotels. In 2001, we incurred a restructuring charge of $1.1 million in connection with operational changes at our corporate headquarters. The costs for both years are included in administrative and general expenses on our income statement.

13.	Commitments and Contingencies

      Litigation. In the course of our normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against us. Based on currently available facts, we believe that the disposition of matters that are pending or asserted will not have a material adverse effect on our financial position, results of operations or liquidity.

      Minimum Lease Payments. We lease the land at certain of our hotels under long-term arrangements from third parties. Certain leases contain contingent rent features based on gross revenues at the respective property. Future minimum lease payments required under these operating leases as of December 31, 2003 were as follows (in thousands):

2004	$1,785
2005	1,746
2006	1,648
2007	1,672
2008	1,672
Thereafter	52,296

$60,819

      Our obligations under other operating lease commitments, primarily for equipment, are not significant.

      We lease certain office, retail and parking space to outside parties under non-cancelable operating leases with initial or remaining terms in excess of one year. Future minimum rental receipts under these leases as of December 31, 2003 were as follows (in thousands):

2004	$4,291
2005	2,838
2006	1,943
2007	1,677
2008	991
Thereafter	1,909

$13,649

      As we dispose of the 10 remaining assets in our disposition program, we may incur termination obligations due to Interstate Hotels of up to a maximum of approximately $5.5 million, assuming the disposition of all 10 of the properties in 2004 and assuming buyers of our hotel properties elect to have the properties managed by parties other than Interstate Hotels or do not assume the obligation as part of the sale transaction. In addition, we may be obligated to pay Interstate Hotels termination fees of up to a maximum of approximately $9.8 million with respect to the 24 properties we have already sold. Any obligation due under the termination provisions of the contract is payable over a period of 30 months. This amount may be reduced by replacement management contracts.

14.	Dispositions and Acquisitions

      We sold five hotels in 2002 and fifteen hotels in 2003. As of December 31, 2003, we had 19 hotels planned for disposition. Seven of these hotels met our criteria for held-for-sale classification as of December 31, 2003 (see Note 4). Operating results for the sold hotels, and where applicable the gain or loss on final disposition, and the seven classified as held-for-sale are included in discontinued operations.

      Summary financial information included in discontinued operations for these hotels were as follows (in thousands):

	2003	2002	2001

Revenue	$102,630	$140,344	$154,298
Loss on asset impairments	(131,647)	(71,807)	(41,304)
Pretax loss from operations	(133,442)	(73,145)	(26,249)
Loss on disposal	(2,356)	(21,197)	—

      The remaining 12 properties included in our disposition program as of December 31, 2003 represented approximately 13% of our total portfolio, and their operating results are included in continuing operations. For the year ended December 31, 2003, these 12 properties accounted for approximately 7% of our consolidated revenue and approximately 4% of our consolidated operating loss. For purposes of this calculation, we excluded depreciation and amortization and loss on asset impairments from operating income.

      During 2001, we sold two hotels and received proceeds of $9.7 million. The sales resulted in a loss of $2.2 million. The loss recognized on these sales, as well as the operating results of these hotels, were included in continuing operations, as the provisions of SFAS No. 144 requiring the presentation of such results as discontinued operations applies to only those assets classified as held for sale or disposed of on or after January 1, 2002.

      During 2001, we terminated the leases of eight of our hotels from affiliates of Prime Hospitality Corporation for a total cost of $1.3 million. Concurrently, we signed long-term management agreements with Interstate Hotels (formerly MeriStar Hotels) for four of these properties.

      On May 9, 2001, we and Meristar Hospitality entered into an Agreement and Plan of Merger with FelCor Lodging Trust Incorporated and its operating partnership. On September 21, 2001, we mutually agreed with FelCor to terminate the merger agreement due to unfavorable market conditions. We incurred $5.8 million of costs related to this potential merger. The costs are reflected in our statement of operations.

15.	Segment Information

      SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires public entities to report selected information about operating segments. Based on the guidance provided in the standard, we have determined that our business is conducted in one reportable segment, hotel ownership.

The following summarizes certain geographic information required under the standard (in thousands):

	2003		2002	2001

Revenue:
U.S.	$923,904		$984,337	$1,060,352
Canada	22,560		21,700	23,267

	$946,464		$1,006,037	$1,083,619

Property and equipment, net:
U.S.	$2,077,474		$2,509,117
Canada	9,415	(1)	50,820

	$2,086,889		$2,559,937

(1)	We sold three of the four Canadian hotels in December 2003.

16.	Quarterly Financial Information (Unaudited)

      Quarterly information has been restated to reflect the operations of assets sold in 2003 and 2002 or classified as held for sale as of December 31, 2003 as discontinued operations for all periods presented (in thousands).

	2003				2002

	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Total revenue	$214,123	$230,307	$199,902	$199,502	$219,621	$240,415	$201,992	$203,665
Loss on asset impairments	14,443	120,160	20,626	8,161	—	—	—	6,925
Total operating expenses	209,601	325,263	216,242	227,827	191,804	202,153	190,513	213,575
Operating income (loss)	4,522	(94,956)	(16,340)	(28,325)	27,817	38,262	11,479	(9,910)
(Loss) income from continuing operations	(30,148)	(129,636)	(47,786)	(61,731)	(11,365)	959	(23,090)	(43,745)
Net (loss) income	(73,198)	(216,659)	(51,041)	(63,539)	(10,324)	3,503	(30,739)	(133,259)
Diluted (loss) earnings per unit	$(1.50)	$(4.42)	$(1.01)	$(0.95)	$(0.22)	$0.07	$(0.63)	$(2.74)

17.	Subsequent Events

      We have sold nine properties since January 1, 2004 for total proceeds of $62.9 million. Six of those properties were classified as held-for-sale as of December 31, 2003.

      In addition, subsequent to December 31, 2003, we repurchased from available cash $61.5 million of senior unsecured notes, including $16.5 million of the 9% notes due in 2008, $30.8 million of the 9.125% notes due in 2011 and $14.2 million of the 10.5% notes due in 2009. We also acquired an additional $13.5 million of 8.75% notes payable to MeriStar Hospitality due 2007 through the issuance of 2,291,150 common OP units.

18.	Consolidating Financial Statements

      Certain of our subsidiaries and MeriStar Hospitality are guarantors of our senior unsecured notes. Certain of our subsidiaries are guarantors of MeriStar Hospitality’s unsecured subordinated notes. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Annual Report on Form 10-K presents supplementary consolidating financial statements for us, including each of our guarantor subsidiaries. This exhibit presents our consolidating balance sheets as of December 31, 2003 and 2002, consolidating statements of operations for the years ended December 31, 2003, 2002, and 2001, and consolidating statements of cash flows for the years ended December 31, 2003, 2002 and 2001.